Exhibit 2.1

Execution Version

AGREEMENT ON THE SALE AND TRANSFER OF SHARES

(Vertrag über den Kauf und die Abtretung von Geschäftsanteilen)

between

MR THOMAS BARKEY

and

SWISSFINITY I BETEILIGUNGS GMBH

as Sellers

and

AZENTA GERMANY GMBH

as Buyer

and

MR CHRISTIAN BARKEY

STRICTLY PRIVATE AND CONFIDENTIAL

[NOTARIAL FORM REQUIRED]

Execution Version

Execution Version

DEFINITIONS

Affiliate	15	Limitation Period	22
Agreement	6	Locked-Box-Accounts	24
Authority	10	Longstop Date	18
Bank Loans	30	Lump sum Amount	54
Barkey China	7	Material Agreement	43
Barkey Corporation	7	Obstacle	17
Barkey KG	7	Overstated Tax Provision	55
Barkey KG Claim against CB	16	Parties	6
Barkey KG Claim against Seller 1	16	Party	6
Business Day	10	Permits	47
Buyer	6	Permitted Leakage	15
Buyer's Warranties	20	Privacy Laws	47
CB	6	Proceedings	22
Claim	21	Public Subsidies	49
Closing	15	Purchase Price	12
Closing Actions	16	Qualified Claim	21
Closing Date	16	Regulatory Requirements	31
Closing Memorandum	17	Related Person	15
Company	6	Relevant Person	35
Company Loan Repayment	16	Relevant Tax Matter	55
Company Product	48	Representatives	23
Competing Business	39	Scheduled Closing Date	16
Confidentiality Agreement	34	Seller	6
Contribution Profit	54	Seller 1	6
Data Room	23	Seller 2	6
Default Interest	32	Sellers	6
DIS Arbitration Rules	40	Sellers' Account	12
Disclosed	23	Sellers' Knowledge	8
Disclosure	23	Sellers' Knowledge Persons	8
Due Diligence Information	23	Sellers' Ratio	12
Effective Date	11	Sellers' Warranties	19
Employees Payment	16	Sellers’ Covenants	30
Fixed Purchase Price	11	Signing Date	6
Fundamental Warranties	22	Sold Share 1	10
General Partner-GmbH	7	Sold Share 2	11
Group	7	Sold Shares	11
Group Companies	7	Subsidiaries	7
Group Company	7	Subsidiary	7
Group IT Assets	48	Sum Recovered	25
Group's Business	7	Tax	51
Indemnifiable Tax	52	Tax Authority	51
Insurance Policies	45	Tax Benefit	53
IP Rights	45	Tax Communication	56
Key Employees	43	Tax Indemnification Claim	52
Key Personnel	39	Tax Proceeding	56
Leakage	14	Tax Refund	51

Execution Version

Tax Return	51	Transaction	7
Tax Step-up	54	UN Gerätebau	7
Taxes	51	VAT	13
Third-Party Claim	26	Waiver Letter	17
Threshold Amount	21	Warranty Breach	20

Execution Version

EXHIBITS

EXHIBIT		PAGE
Exhibit (A)	Shareholders' List	7
Exhibit (B)	Subsidiaries	8
Exhibit 2.3	Shareholders' resolution	12
Exhibit 4.5.1	Payments to Sellers	16
Exhibit 5.2.1	Employees Payment	17
Exhibit 5.2.6	Letter of Intents	18
Exhibit 5.2.7	Purchase Agreement Inventory	18
Exhibit 5.5	Waiver Letter	18
Exhibit 5.6	Closing Memorandum	18
Exhibit 7.1	Sellers' Warranties	20
Exhibit 7.3	Buyer's Warranties	21
Exhibit 9.7.1(c)	Issues reflected in the Fixed Purchase Price	24
Exhibit 10	Taxes	28
Exhibit 26.1.1	Competing Business	40
Exhibit 26.1.3	Key Personnel	40

Execution Version

THIS AGREEMENT ("Agreement") is dated 7 June 2022 ("Signing Date") and made

BETWEEN:

(1)	Mr Thomas Barkey, resident at [***]

– referred to as "Seller 1" –

(2)

Swissfinity I Beteiligungs GmbH, a limited liability company (Gesellschaft mit beschränkter Haftung) incorporated in Roding, registered with the commercial register (Handelsregister) of the local court (Amtsgericht) of Regensburg under registration number HRB 17842, with its registered office address at Seestraße 26, 93426 Roding, Germany

– referred to as "Seller 2" –

(3)

Azenta Germany GmbH, a limited liability company (Gesellschaft mit beschränkter Haftung) incorporated in Griesheim, registered with the commercial register (Handelsregister) of the local court (Amtsgericht) of Darmstadt under registration number HRB 85666, with its registered office address at Im Leuschnerpark 1 B, 64347 Griesheim, Germany

– referred to as "Buyer" –

(4)	Mr Christian Barkey, resident at [***]

– referred to as "CB" –

– Seller 1, Seller 2, the Buyer are also referred to collectively as the "Parties" and individually as a "Party"; Seller 1 and Seller 2 are also referred to collectively as the "Sellers" and each as a "Seller"; unless otherwise expressly determined in this Agreement, CB shall neither be a Party nor a Seller as defined in this Agreement, –.

BACKGROUND

(A)

Seller 1 and Seller 2 are the sole shareholders of Barkey Holding GmbH, a limited liability company incorporated in Leopoldshöhe, Germany, registered with the commercial register (Handelsregister) of the local court (Amtsgericht) of Lemgo under registration number HRB 10044, with its registered office address at Gewerbestraße 8, 33818 Leopoldshöhe, Germany ("Company"). The fully paid-in share capital of the Company amounts to EUR 60,000.00. According to the last shareholders' list of 14 July 2020, entered in the commercial register of the Company, a copy of which is attached to this Agreement as Exhibit (A), the shareholders of the Company are:

a.	Seller 1 with one share with a nominal value of EUR 30,000.00 with consecutive number 1; and
b.	Seller 2 with one share with a nominal value of EUR 30,000.00 with consecutive number 2.

Execution Version

(B)	The Company is
a.	the sole limited partner (Kommanditist) of Barkey GmbH & Co. KG, a limited partnership (Kommanditgesellschaft), founded in Leopoldshöhe, Germany ("Barkey KG"),
b.

the sole shareholder of Barkey KG's sole general partner (Komplementär), Barkey Beteiligungsgesellschaft mbH, a limited liability company (Gesellschaft mit beschränkter Haftung) incorporated in Leopoldshöhe, Germany ("General Partner-GmbH"),

c.	the sole shareholder of Barkey Corporation, a Corporation incorporated in Wilmington (Delaware), United States ("Barkey Corporation"), and
d.	the sole shareholder of Barkey (Shanghai) Electronic Technology Co. Ltd., a limited liability company incorporated in Shanghai, China ("Barkey China");

Barkey China, Barkey Corporation, General Partner-GmbH and Barkey KG are collectively referred to in this Agreement as the "Subsidiaries" or, individually, a "Subsidiary"). Further details of the Subsidiaries and the Company's shareholding in the Subsidiaries are set out in Exhibit (B).

The Company and the Subsidiaries are also referred to collectively as the "Group" or "Group Companies" and individually as a "Group Company".

(C)

The Company currently holds 50 % of the shares in UN Gerätebau GmbH, a limited liability company (Gesellschaft mit beschränkter Haftung) incorporated in Osnabrück, Germany ("UN Gerätebau"). The shares in UN Gerätebau will be disposed of with effect at the latest as of the Closing Date.

(D)

On the Signing Date, the Group carries on the business of development, design, production and distribution as well as trading with devices and systems for medical laboratory and environmental analysis technology ("Group's Business").

(E)

The Sellers wish to sell and transfer all of their shares in the Company to the Buyer and the Buyer wishes to buy and accept the sale and transfer of those shares on and subject to the terms of this Agreement (the "Transaction").

(F)	The Group Companies do not own any real property.

NOW IT IS AGREED as follows:

Execution Version

1.	INTERPRETATION
1.1

Where any statement is qualified as being limited by the "Sellers' Knowledge", the statement is deemed to be given to the actual knowledge (positive Kenntnis) of Seller1, CB and Armin Nowack ("Sellers' Knowledge Persons") as at the Signing Date or such knowledge they could have had as at the Signing Date but gross negligently (grob fahrlässig) failed to have while applying the standard of care and diligence of a prudent businessman (Sorgfalt eines ordentlichen Geschäftsmanns).

1.1.1	The table of contents and headings and sub-headings of this Agreement are for convenience only and do not affect the construction of this Agreement.
1.1.2

Unless the context requires otherwise, words denoting the singular include the plural and vice versa and references to any gender include all other genders. References to any person (which for the purposes of this Agreement include individuals, bodies corporate, unincorporated associations, partnerships, governments, governmental agencies and departments, statutory bodies or other entities, in each case whether or not having a separate legal personality), include the person's representatives, successors in title and permitted assignees.

1.1.3	The words "other", "include", "including" and "in particular" do not connote limitation in any way.
1.1.4

Unless the context requires otherwise, the word "material" is construed in the context of the Group and the Group's Business as a whole as at the Signing Date unless expressly provided otherwise in this Agreement.

1.1.5

References to recitals, annexes, schedules, exhibits, clauses and sub-clauses are to (respectively) recitals to, annexes to, schedules to, exhibits to and clauses and sub-clauses of this Agreement (unless otherwise specified) and references within a schedule or Exhibit to paragraphs or annexes are to paragraphs or annexes of that schedule or Exhibit (unless otherwise specified).

1.1.6

Where a German term has been inserted in italics after an English term, the German term alone is authoritative for the purpose of interpreting such English term throughout this Agreement, without regard to any other interpretation of the English term. If in any jurisdiction other than the Federal Republic of Germany the meaning and construction of any English legal term in this Agreement differs from the meaning and construction of such term under German law, the meaning and construction under German law prevails, and no reference to any legal concept under any jurisdiction other than Germany is construed from the use of any particular English term.

Execution Version

1.1.7	Unless otherwise provided for in this Agreement, any reference to "writing" or "written" includes any legible reproduction of words in accordance with § 126b of the Civil Code.
1.2

Any amount expressed in Euro, to the extent that it requires in whole or in part to be expressed in any other currency, is deemed for that purpose to have been converted into the relevant currency immediately before the close of business on the Signing Date or, as applicable and required by the relevant context, two (2) Business Days before the relevant due date as set out in this Agreement. To the extent permitted by law, the rate of exchange is the spot rate for the conversion of Euro into that currency of the European Central Bank applicable at the time of the conversion.

1.3

Any amount expressed in any currency other than Euro, to the extent that it requires in whole or in part to be expressed in Euro, is deemed for that purpose to have been converted into Euro immediately before the close of business on the Signing Date or, as applicable and required by the relevant context, two Business Days before the relevant due date as set out in this Agreement. To the extent permitted by law, the rate of exchange is the spot rate for the conversion of that currency into Euro of the European Central Bank applicable at the time of the conversion.

1.4	References in this Agreement to times of the day are (unless otherwise expressly provided) to time in Germany.
1.5	References in this Agreement to legislation (Gesetze) is to German legislation unless the context requires otherwise, in particular:
1.5.1	"Anti-trust Act" means the German Act against Restraints of Competition (Gesetz gegen Wettbewerbsbeschränkungen (GWB));
1.5.2	"Civil Code" means the German Civil Code (Bürgerliches Gesetzbuch (BGB));
1.5.3	"Civil Procedure Code" means the German Civil Procedure Code (Zivilprozessordnung (ZPO));
1.5.4	"Commercial Code" means the German Commercial Code (Handelsgesetzbuch (HGB));
1.5.5	"Income Tax Act" means the German Income Tax Act (Einkommensteuergesetz (EStG));
1.5.6	"Insolvency Code" means the German Insolvency Code (Insolvenzordnung (InsO));
1.5.7	"Judiciary Act" means the German Judiciary Act (Deutsches Richtergesetz (DRiG));

Execution Version

1.5.8	"Limited Liability Companies Act" means the German Limited Liability Companies Act (Gesetz betreffend die Gesellschaften mit beschränkter Haftung (GmbHG));
1.5.9	"Public Accountant Act" means the German Public Accountant Act (Wirtschaftsprüferordnung (WPO));
1.5.10	"Reorganisation of Companies Act" means the German reorganisation of Companies Act (Umwandlungsgesetz (UmwG));
1.5.11	"Stock Corporation Act" means the German Stock Corporation Act (Aktiengesetz (AktG));
1.5.12	"German Reorganisation Tax Act" means the German Reorganisation Tax Act (Umwandlungssteuergesetz (UmwStG));
1.5.13	"Tax Advisor Act" means the German Tax Advisor Act (Steuerberatergesetz (StBerG));
1.5.14	"Tax Code" means the German Tax Code (Abgabenordnung (AO));
1.5.15	"Value Added Tax Act/Turnover Tax Act" means the German Turnover Tax Act (Umsatzsteuergesetz (UStG)).
1.6

"Authority" means any supranational, EU, federal, state, municipal, local or other governmental department, commission, board, bureau, agency or instrumentality, or any administrative, judicial or arbitration court or panel.

1.7	Any references in this Agreement to a "Business Day" are to a day (other than a Saturday or Sunday) when banks are open for non-automated business to the general public in Frankfurt am Main.
2.	SALE AND TRANSFER
2.1	Sale of all Shares in the Company
2.1.1

Seller 1 hereby sells to the Buyer on the terms of this Agreement with economic effect (mit wirtschaftlicher Wirkung) as of the Effective Date (as defined in Clause 2.1.4), its share in the Company in the nominal amount of EUR 30,000.00, with consecutive number 1 as well as any other shares in the Company which Seller 1 may hold, (jointly, "Sold Share 1") with all rights and obligations attaching to it or them, including the rights to any profits or dividends for the current year and to the extent not yet distributed for previous years.

2.1.2	Seller 2 hereby sells to the Buyer on the terms of this Agreement with economic effect (mit wirtschaftlicher Wirkung) as of the Effective Date, its

Execution Version

share in the Company in the nominal amount of EUR 30,000.00, with consecutive number 2 as well as any other shares in the Company which Seller 2 may hold, (jointly, "Sold Share 2" and together with Sold Share 1 the "Sold Shares") with all rights and obligations attaching to it or them, including the rights to any profits or dividends for the current year and to the extent not yet distributed for previous years.

2.1.3	The Buyer hereby accepts the sale of the Sold Shares as set out in Clauses 2.1.1 and Clause 2.1.2.
2.1.4

The Sold Shares are sold to the Buyer with economic effect (wirtschaftlicher Wirkung) as of 31 December 2021, 24:00 hours / 1 January 2022 00:00 hours (the "Effective Date"). As of the Effective Date, all risks and burdens pertaining to the Sold Shares shall pass to the Buyer within the meaning of § 446 of the Civil Code, in each case subject to the terms of this Agreement.

2.2	Transfer of Sold Shares
2.2.1

Seller 1 hereby transfers Sold Share 1 and Seller 2 hereby transfers Sold Share 2 to the Buyer with effect in rem (mit dinglicher Wirkung) subject to the payment of the Purchase Price by or on behalf of Buyer in accordance with Clause 3 (conditions precedent (aufschiebende Bedingungen)).

2.2.2	The Buyer hereby accepts the transfers of the Sold Shares set out in Clause 2.2.1.
2.3	Consents and Approvals

Pursuant to Section 6 of the Company's Articles of Association all shareholders of the Company and CB as sole shareholder of Swissfinity II Beteiligungs GmbH, being the sole shareholder of Seller 2, within a respective resolution, inter alia, have (i) granted their approval to the transfer of the Sold Shares to the Buyer and (ii) as a precautionary measure waived all pre-emptive rights they may have relating to the Sold Shares , copies of the respective resolutions and waiver  are attached hereto as Exhibit 2.3.

3.	PURCHASE PRICE
3.1	The aggregate purchase price for the Sold Shares payable on the Scheduled Closing Date by the Buyer to the Sellers is:
3.1.1	(i) EUR 79,963,000 (in words: seventy-nine million and nine hundred sixty-three thousand Euro) ("Fixed Purchase Price"); and

Execution Version

3.1.2	(ii) plus an amount of EUR 4,000 (in words: four thousand Euros) for each day from and including the Effective Date until and including the Closing Date ((i) and (ii) together the "Purchase Price").
3.2	Allocation of the Purchase Price
3.3

The Purchase Price will be allocated to the Shares in relation to the nominal amount of such individual Seller's Shares in proportion to the aggregate of the nominal amount of all Shares ("Sellers' Ratio"). The Sellers and the Buyer may deviate from the purchase price allocation to the extent such deviation is required by any Authority in a final and binding decision.

3.4	Seller's Account, Buyer's Account
3.4.1	All payments owed by Buyer to the Sellers under this Agreement shall be made by wire transfer in accordance with Clause 16 to the following account of the Sellers ("Sellers' Account"):

Seller 1:

[***]

Seller 2:

[***]

3.4.2	All payments owed by the Sellers to the Buyer under this Agreement shall be made by wire transfer in accordance with Clause 16 to the following account of the Buyer:

[***]

3.5	Payments made after Closing

Any payment made by the Sellers to the Buyer or by the Buyer to the Sellers after Closing pursuant to this Agreement will be considered an agreed reduction or, respectively, an increase of the Purchase Price.

Execution Version

3.6	VAT

The Parties agree that the Purchase Price is a price net of any value added Tax ("VAT" (Umsatzsteuer)). The Parties consistently assume that the sale and the transfer of the Shares contemplated under this Agreement is not subject to or is exempt from VAT. To the extent legally permissible, the Parties agree to exercise any rights they may have with respect to VAT in such way that the transactions contemplated in this Agreement are not subject to VAT. Notwithstanding the foregoing, the Parties further agree that if and to the extent the transactions contemplated in this Agreement are subject to VAT, such VAT should be added to the Purchase Price and Buyer is liable to pay such VAT upon receipt of a VAT-compliant invoice by the Sellers.

4.	NO LEAKAGE
4.1

Each of the Sellers hereby warrants as individual debtor (als Einzelschuldner) (in the form of independent warranties (selbständige Garantieversprechen) pursuant to § 311 (1) of the Civil Code) that in the period from (and including) the Effective Date and up to (and including) the Signing Date, no Leakage, other than Permitted Leakage, has occurred which has not been remedied prior to or on the Signing Date, or will not have been remedied prior to the Closing Date.

4.2

Each of the Sellers hereby undertakes as individual debtor (als Einzelschuldner) to procure (dafür einstehen) that in the period after (and excluding) the Signing Date and up to (and including) the Closing Date, no Leakage, other than Permitted Leakage, will occur without the Buyer’s prior written consent.

4.3	Remedies
4.3.1

Subject to the occurrence of Closing, in case of any breach or incorrectness of the warranty or undertaking given in Clauses 4.1 and 4.2, following the Closing Date, the Sellers will compensate the Buyer for any Leakage (other than Permitted Leakage) net of any monetary gain or other benefit which accrues to Buyer or a Group Company from such Leakage on a EUR for EUR basis within ten (10) Business Days after the Buyer has notified the Sellers that a Leakage has occurred, specifying in reasonable detail the amount, the facts and circumstances underlying the Leakage (unless, for the avoidance of doubt, such Leakage has (i) already been repaid or reimbursed to the Buyer or the respective Group Company prior to such notification of the Sellers by the Buyer or (ii) the respective amount has been deducted from the Fixed Purchase Price (no double dip)). The Buyer is obliged to notify the Sellers about a Leakage within ten (10) Business Days of becoming aware of such Leakage. Clause 8 and Clause 9 shall not apply.

Execution Version

4.3.2

Claims arising from a breach or incorrectness of the warranty or undertaking given in Clauses 4.1 and 4.2 shall become time-barred twelve (12) months after the Closing Date. § 203 of the Civil Code shall not apply.

4.4	"Leakage" shall mean:
4.4.1

any dividend, withdrawal (Entnahme) or distribution, whether in cash or in kind (including constructive dividends (verdeckte Gewinnausschüttungen)), declared, paid or made by the Group Companies to the Sellers;

4.4.2	the grant of any loan by any Group Company to the Sellers;
4.4.3	any repayment of any shareholder loan, or the payment of any interest on any shareholder loan, granted by the Sellers to any Group Company;
4.4.4

any waiver or release, or commitment to waive or release, by any Group Company of any amount or obligation owed or due to it by a Seller, without adequate consideration (ohne angemessene Gegenleistung);

4.4.5	any assumption or grant of any guarantee or security by any Group Company for any financial debt owed by a Seller;
4.4.6

any assumption or discharge of, or indemnity from, any liability (including any recharge of costs of any kind) owed by a Seller to a Group Company, without adequate consideration (ohne angemessene Gegenleistung);

4.4.7

any payment by a Group Company of any advisory, management, transaction or other fees or expenses, service charges, license or royalty fees to the Sellers other than pursuant to commercial agreements entered into in the ordinary course of the respective Group Company's trading/business;

4.4.8	any return of capital (including interests, whether by way of a reduction of capital or redemption or purchase of its own shares or interests or otherwise) by the Group Companies;
4.4.9

any payment (also one year before the Effective Date) by, or on the account of, any Group Company, of any brokerage, finder's fee, commission, advisory, or other external (including those of data room providers) charges or fees or expenses, bonus, extra compensation, severance payment or other incentive to or for the benefit of any third party (including the Sellers as well as directors or employees of the Group Companies) in connection with or in respect of (i) the preparation, negotiation or execution of this Agreement, or (ii) the preparation and consummation of the Transaction, except if this constitutes Permitted Leakage;

4.4.10	any payment (also one year before the Effective Date) of bonuses or provision of other benefits by any Group Company, in each case in

Execution Version

connection with (i) the execution of this Agreement, or (ii) the preparation and consummation of the transaction contemplated by this Agreement, except if this constitutes Permitted Leakage;

4.4.11	any other payment or grant of monetary benefit by or on behalf of a Group Company to, or for the benefit of, the Sellers, except if this constitutes Permitted Leakage;
4.4.12	any agreement or arrangement to do any of the foregoing.
4.5	"Permitted Leakage" shall mean:
4.5.1

any payment made or benefit received under or in connection with the employment / service agreements, lease agreement(s), contract for services, consultancy or other advisor agreement between any Group Company and Sellers set out in Exhibit 4.5.1;

4.5.2

any payments made or liability incurred or paid or agreed to be paid or payable in connection with any matter undertaken by or on behalf of any Group Company at the written request or with the written agreement of Buyer;

4.5.3	any acts or measures specifically provided for in this Agreement.
4.6

Any affiliates within the meaning of §§ 15 et seq. of the Stock Corporation Act (verbundene Unternehmen) ("Affiliate") of any Seller or CB or any person related to any Seller or CB or to any Affiliates of a Seller within the meaning of § 138 of the Insolvency Code or § 15 Tax Code ("Related Person"), including, for the avoidance of doubt, CB, is considered to be included in the term "Seller" with respect to the respective Seller for the purposes of Clauses 4.4 and 4.5, in each case excluding the Group Companies.

4.7	The Parties agree that the provisions in this Clause 4 are conclusive (abschließend) with respect to Leakage and Permitted Leakage and no further rights shall accrue in connection therewith.
5.	CLOSING
5.1	Scheduled Closing Date

The performance of the Closing Actions ("Closing") will take place at the offices of White & Case LLP, Bockenheimer Landstraße 20, 60323 Frankfurt am Main, Germany, on 1 July 2022 or such other day or at such other place as the Parties may agree in writing.

Execution Version

("Scheduled Closing Date" and the day on which the last of the Closing Actions as defined in Clause 5.2 will have been actually performed or duly waived the "Closing Date"). Parties may jointly agree on a virtual performance of the Closing Actions.

5.2	Closing Actions

On the Scheduled Closing Date, the Parties will perform the following actions ("Closing Actions") concurrently (Zug um Zug):

5.2.1	the Buyer will pay the Purchase Price, less

(i) the bonus payment (in the gross amount prior to deduction of wage tax and social security contributions, if any; in each case including the applicable employer’s part of the social security contributions (Arbeitgeberanteil Sozialabgaben) or applicable comparable foreign regulations in an amount of EUR 20,000 with regard to the bonus payment to Olga Bukatova and to the employees of Barkey KG and Barkey Corporation as set out in Exhibit 5.2.1; it being understood that otherwise for any applicable taxes and social security contributions the Tax Indemnity in Exhibit 10, Clause 2.1.2 shall apply), to Armin Nowack in the aggregate amount of EUR 6,400,000.00, to Christoph Venne in the aggregate amount of EUR 1,600,000.00 and to Olga Bukatova in the aggregate amount of EUR 75,000.00 and to each employee of Barkey KG (and Barkey Corporation) as set out in Exhibit 5.2.1 in the aggregate total amount of EUR 200,000.00 (EUR 2,500.00 gross amount for each of the employees as set forth in Exhibit 5.2.1) ("Employees Payment") in accordance with Clause 5.2.2, (ii) the repayment of the loan to Seller 1 and Seller 2 (including interests) in the aggegrate amount of EUR 705,290.89 ("Company Loan Repayment") and (iii) the repayment of private withdrawals of Seller 1 in the amount of EUR 37,925.43) ("Barkey KG Claim against Seller 1 ") and the repayment of private withdrawals of CB in the amount of EUR 35,957.88) ("Barkey KG Claim against CB"), to the Sellers in accordance with Clause 3;

5.2.2

the Buyer will pay the Employees Payment as set out above (in the gross amount prior to deduction of wage tax and social security contributions) to Barkey KG on behalf of the Sellers in relation to the Employees Payment;

5.2.3	the Buyer will pay on behalf of Barkey KG the inventory purchase price plus VAT in the aggregate amount of EUR 119,000 to Seller 2;
5.2.4	the Buyer will pay on behalf of the Sellers the Company Loan Repayment to the Company;

Execution Version

5.2.5	the Buyer will pay on behalf of Seller 1 the Barkey KG Claim against Seller 1 and on behalf of CB Barkey KG Claim against CB to Barkey KG;
5.2.6	Seller 1, CB/Christian Barkey, Armin Nowack and Olga Bukatova will enter into service / employment agreements substantially as set out in the signed letter of intents attached as Exhibit 5.2.6;
5.2.7	Sellers shall deliver the executed purchase agreement between Barkey KG and Swissfinity I Beteiligungs GmbH regarding certain inventory substantially set out in Exhibit 5.2.7;

and

5.2.8

the Sellers and the Buyer will irrevocably instruct the acting notary to submit an updated shareholders' list of the Company with a notarial certificate to the competent commercial register in accordance with § 40 (2) of the Limited Liability Companies Act on the day following the Closing Date.

5.3	Waiver of Closing Actions

The Sellers may (jointly) waive the Closing Action set out in Clauses 5.2.1 through 5.2.5 and the Buyer may waive the Closing Actions set out in Clauses 5.2.6, 5.2.7 and 5.2.8, provided, however that in each case such waiver does not affect a Party's rights or obligations in respect of such Closing Action, unless expressly agreed by the waiving Parties in writing.

5.4	Obstacle

Each Party may refuse to complete the Transaction, if and as long as it is prohibited to complete any transaction contemplated by this Agreement by a judgment, injunction, order or other decision by an Authority in each case if such decision is enforceable against such Party (each an "Obstacle"). Each Party shall not take any action that could cause any Obstacle and use reasonable efforts to prevent and overcome any Obstacle.

5.5	Waiver Letter

The Sellers shall provide to the Buyer a duly signed and executed waiver letter substantially in the form as attached hereto in Exhibit 5.5  (“Waiver Letter”), waiving all claims, known or unknown against the Group Companies as of Closing. For the avoidance of doubt: The Sellers do not waive any claims based on any acts, measures and/or agreements specifically provided for or referred to in this Agreement.

5.6	Closing Memorandum

Immediately following Closing, the Parties will execute a closing memorandum substantially in the form and substance set out in Exhibit 5.6 ("Closing Memorandum"). The Closing Memorandum serves solely as evidence that Closing

Execution Version

occurred and that the transfers set out in Clause 2 were completed. The execution of the Closing Memorandum will not limit or prejudice the rights of the Parties arising under or in connection with this Agreement or under applicable law.

5.7	Employees Payment

The Buyer shall procure that Barkey KG (i) will pay the Employees Payment (excluding any wage tax or social security contributions, if any) to Armin Nowack, Christoph Venne, Olga Bukatova and each employee of Barkey KG and Barkey Corporation as set out in Exhibit 5.2.1 on the Closing Date or as soon as possible after Closing, but at the latest within five Business Days after Closing (ii) will not claim the refund of the Employees Payment from the Sellers, once it has received the Employees Payment in accordance with Clause 5.2.2, (iii) will not claim the refund of any Tax (as defined in Exhibit 10 Section 1.1) in relation to the bonus payments to Armin Nowack, Christoph Venne, Olga Bukatova and to each employee of Barkey KG and Barkey Corporation as set out in Exhibit 5.2.1 if such Tax does not exceed an amount of EUR 20,000.00 and (iv) in the event such Tax exceeds the amount of EUR 20,000.00 will only claim the amount exceeding the amount of EUR 20,000.00.

6.	RIGHT TO RESCIND
6.1	Right to Rescind
6.1.1	The Sellers, acting jointly, or the Buyer may rescind (zurücktreten) from this Agreement by written notice to the other Party, if Closing did not occur by 1 November 2022 (the "Longstop Date").
6.1.2

The Sellers, acting jointly, or the Buyer may rescind (zurücktreten) this Agreement by written notice to the other Party, if an Obstacle (as defined in Clause 5.4 above) persists on the Scheduled Closing Date or the Longstop Date.

6.1.3

The Sellers, acting jointly, may rescind (zurücktreten) this Agreement by joint written notice to the Buyer, if the Buyer fails to pay the Purchase Price on / until five (5) Business Days after the Scheduled Closing Date in accordance with Clause 5.2.1.

6.1.4

Until Closing has been completed, the Buyer may rescind this Agreement by written notice to the Sellers, if one of the Sellers has, in breach of this Agreement, not fulfilled its respective obligations with respect to the relevant Closing Actions as set out in Clause 5.2 above and such breach has not been remedied by the relevant Seller within five (5) Business Days, subject to the Buyer not being at the same time in breach of its obligations

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under this Agreement in relation to the relevant Closing Action(s) as set out in Clause 5.2 above.

6.2	Legal Consequences of Rescission

In the event of a rescission (Rücktritt) of this Agreement under Clause 6.1 no Party has any liability or responsibility to the other except as specified in Clauses 6.4 and 6.5 which continue in full force and effect.

6.3

Neither Buyer nor Sellers shall have the right to rescind in case of the Party's, which wishes to exercise its right to rescind failure to take any action required to fulfil or satisfy any such Closing Action has resulted in failure of such Closing Action to be fulfilled or satisfied.

6.4	Clause 1, this Clause 6 and Clauses 13, 15, 16 to 22 and 24 to 28 survive any rescission, without limit in time.
6.5	A rescission of this Agreement in accordance with Clause 6.1 is without prejudice to any claim a Party has resulting from a breach of this Agreement by any other Party prior to the date of rescission.
7.	WARRANTIES
7.1

With respect any Sellers' Warranties (as defined below) refer to affairs or circumstances of individual Sellers or its Shares, each Seller hereby individually eigenständig und nicht gemeinschaftlich) and only for itself warrants and for any other Sellers' Warranties (as defined below) the Sellers as joint debtors (Gesamtschuldner) warrant to the Buyer (in the form of independent warranties (selbständige Garantieversprechen) pursuant to § 311 (1) of the Civil Code) that each of the warranties set out in Exhibit 7.1 ("Sellers' Warranties") is true and accurate as at the Signing Date and at the Closing Date (except for Sections 4.1, 6.1, 6.2 and 8 in each case of Exhibit 7.1 which only relate and are granted as of the Signing Date), unless specifically mentioned otherwise in any respective Sellers' Warranty.

7.2

The scope and limits of the Sellers' Warranties given in Clause 7.1 are determined by Clauses 8 and 9 which form an integral part of that warranties (Bestandteil der Garantieerklärung). The Parties agree that none of the warranties or statements of the Sellers contained in this Agreement constitutes a warranty of the condition of the goods sold (Garantie für die Beschaffenheit einer Sache) within the meaning of § 443 of the Civil Code or an agreement as to the condition of the goods sold (Beschaffenheitsvereinbarung) within the meaning of § 434 (1) of the Civil Code with regard to any of the Shares or rights sold and transferred under this Agreement and none of such warranties or statements is to be interpreted as such. The Parties agree, that the consequence of any breach of Sellers' Warranties, the warranties with regards

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to Taxes and any other obligations, covenants, agreements, undertaking by or claim against the Sellers under or in connection with this Agreement shall exclusively be governed by the terms and conditions of this Agreement.

7.3

The Buyer warrants to the Sellers (in the form of independent warranties (selbständige Garantieversprechen) pursuant to § 311 (1) of the Civil Code) that each of the warranties set out in Exhibit 7.3  ("Buyer's Warranties") is true and accurate as at the Signing Date.

8.	BREACH OF SELLERS' WARRANTIES
8.1	Remedies

In the event that any of the Sellers' Warranties is untrue or inaccurate (in each case a "Warranty Breach"), the Sellers are obligated to put the Buyer into the same position that it would have been in if the Sellers' Warranties had been true and accurate (Naturalrestitution) or, at the election of the Buyer, to pay damages for non-performance to the Buyer or the Group Companies (kleiner Schadensersatz) in cash (Schadensersatz in Geld), excluding the right to reverse the transactions contemplated under this Agreement (Ausschluss des großen Schadensersatzes). The Sellers are liable for the actual damage (direkter Schaden) incurred by the Buyer. The Sellers shall also be liable for any indirect damages (mittelbare Schäden), consequential damages (Folgeschäden) and lost profits (entgangener Gewinn) on the level of the Group Companies to the extent the Buyer can prove such damages or lost profits to be foreseeable (vorhersehbar) beforehand and typically (typisch) associated with the respective Sellers' Warranty and further provided that in case of lost profits the respective Warranty Breach or non-fulfilment results in a sustainable, recurring and verifiable decrease of the Company’s or a Group Company’s profit.

8.2	Notice of Warranty Breach

If the Buyer or – after Closing – any Group Company becomes aware of a Warranty Breach or any circumstances which are reasonably likely to result in a Warranty Breach after Closing, the Buyer will notify the Sellers within fifteen (15) Business Days of the Buyer or a Group Company becoming aware of such Warranty Breach or such circumstances. Such notification must state the nature of the Warranty Breach and, to the extent reasonably possible at that point in time, a good faith estimate of the amount of the losses which are likely to be suffered by the Buyer or the Group Companies as a result of such Warranty Breach. The Sellers are not liable for any such Warranty Breach if and to the extent the Buyer has failed to comply with the provisions of this Clause 8.2 and such failure has increased the Sellers’ liability for such Warranty Breach.

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8.3	No other Remedies

All legal remedies other than those specified in Clause 8.1 are hereby excluded. In particular, claims for or based on a reduction of the purchase price (Minderung), rescission (Rücktritt) or other claims for defects pursuant to § 437 of the Civil Code, culpa in contrahendo (§ 311 of the Civil Code), positive breach of contract (§ 280 of the Civil Code) (Schadensersatz wegen Pflichtverletzung) or frustration of contract (§ 313 of the Civil Code) (Störung der Geschäftsgrundlage) are excluded except in the case of wilful misconduct. Any claim of the Buyer for the transfer of the Shares as provided in Clause 2.2 are not intended to be limited or excluded by the terms of Clauses 8 and 9.

9.	LIMITATION OF SELLERS' LIABILITY
9.1	De Minimis, Deductible

With respect to any claim under or in connection with this Agreement other than any claim of the Buyer under Exhibit 10 (Taxes) and under Exhibit 7.1, Clause 19 (Tax Matters), or an Excluded Claim (as defined below) ("Claim"), the Sellers are only liable:

9.1.1	if the amount of such Claim or the aggregate amount of Claims resulting from the same or several related circumstances exceeds EUR 35,000 ("Qualified Claim"); and
9.2

provided further that such Qualified Claim (or the aggregate of several Qualified Claims) (and excluding any Claims excluded by Clause 9.1) exceeds EUR 500,000 ("Threshold Amount"). In case the Threshold Amount (Freigrenze) is exceeded Buyer shall be entitled to recovery of the full amount starting from EUR 1, not only the amount exceeding the Threshold Amount (Freigrenze).

9.3	Cap
9.3.1

The total aggregate amount to be paid by the Sellers under or in connection with all Claims together will not exceed an aggregate amount of 30% of the Purchase Price (save for any Excluded Claims (as defined below).

9.3.2

The total aggregate amount to be paid by the Sellers under or in connection with all Claims, claims of the Buyer under Exhibit 10 (Taxes) and under Exhibit 7.1, Clause 19 (Tax Matters), and Excluded Claims will not exceed an amount equal to the Purchase Price.

9.4	"Excluded Claims" are the following claims of Buyer under or in connection with this Agreement:

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9.4.1	claims of Buyer for specific performance or for breach of primary obligations (Hauptleistungspflichten);
9.4.2	claims of Buyer for any Warranty Breach regarding the fundamental warranties in Section 1 of Exhibit 7.1 (“Fundamental Warranties”);
9.4.3

claims of Buyer for any breach of any covenants or undertakings of or by Sellers under this Agreement, especially but not limited to claims of Buyer pursuant to Clause 4 (Leakage) and Clause 12 (Conduct of Business);

9.4.4

claims of Buyer based on Sellers' own fraud (Arglist) or wilful misconduct (Vorsatz), or based on fraud (Arglist) or wilful misconduct (Vorsatz) of any of Sellers' Knowledge Persons which shall be attributable to all Sellers.

9.5	No double counting

If and to the extent that damages suffered or incurred by Buyer with respect to a Claim are duplicative, such damages shall not be recoverable more than once.

9.6	Limitation Period
9.6.1	All claims of Buyer under or in connection with this Agreement against the Sellers will become time-barred (verjähren) as follows ("Limitation Period"):
(a)	sixty (60) months after the Closing Date in respect of claims of Buyer for any Warranty Breach regarding Fundamental Warranties;
(b)

thirty-six (36) months after the Closing Date in respect of Excluded Claims except for claims of Buyer arising as a result of Sellers' own fraud (Arglist) or wilful misconduct (Vorsatz), or as a result of fraud (Arglist) or wilful misconduct (Vorsatz) of any of Sellers' Knowledge Persons which shall be attributable to all Sellers under or in connection with this Agreement shall become time-barred in accordance with the statutory rules in Sections 195, 199 German Civil Code; and

(c)	eighteen (18) months after the Closing Date in respect of all other Claims.
9.6.2

The suspension of the statute of limitations (Hemmung der Verjährung) in accordance with § 203 of the Civil Code in the event negotiations take place is excluded so that the fact that negotiations are taking place will not release the Buyer from its obligation to commence any proceeding or file any suit or action arising out of or in connection with this Agreement (collectively "Proceedings") for such claim before expiry of the Limitation Period, unless the Parties expressly agree in writing (Schriftform) that the statute of

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limitations shall be suspended (gehemmt) on the basis of pending negotiations.

9.7	Limitations on Sellers' Liability

Any liability of the Sellers in respect of any Claim is excluded to the extent that:

9.7.1	the facts forming the basis of the Claim:
(a)	have been Disclosed to the Buyer or any directors, officers, authorised persons, employees, agents, consultants or professional advisors ("Representatives") of the Buyer;
(b)	are referred to in or can be derived from this Agreement (including Annexes to Exhibit 7.1); or
(c)	have been taken into account in the determination of the Fixed Purchase Price as set out in Exhibit 9.7.1(c)

unless otherwise expressly provided for in this Agreement; whereas

"Disclosed" means in relation to any matter of fact (Sachverhalt) the disclosure of such matter of fact to the Buyer in the Due Diligence Information (and "Disclosure" is construed accordingly); and

"Due Diligence Information" means any information received by the Buyer or its Representatives consisting of, contained in or gathered from:

(i)

the documents and information fairly disclosed in the data room from 14 March 2022 to 1 June 2022 being the online data room at http://datasite.com (“Data Room”), a copy of which has been provided to the acting notary on the basis of a separate custody agreement prior to the Signing Date; fairly disclosed shall mean that the relevant matter of fact was disclosed in the Data Room in such a way that a prudent business person or an advisor, representative, negotiator or other person involved in the due diligence and/or negotiation of the Agreement would have been able to understand the nature and scope of the relevant matter of fact and its consequences;

(ii)	the written answers provided by or on behalf of the Sellers to any request for information submitted by Buyer or its Representatives;
(iii)	the Information Memorandum prepared by EC M&A as of 22 December 2021; and

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(iv)

the following information received by Buyer or its Representatives in connection with the transactions contemplated under this Agreement in each case to the extent delivered to the Buyer in written or electronic text format: (i) the management presentations held on 25 March 2022, (ii) written / electronic text format follow-ups to the expert session “Legal” held via electronic video conference on 12 April 2022, and (iii) any written answers given by Sellers in connection with the question and answer (Q&A) process as part of the due diligence process.

9.7.2

a liability, depreciation, write-off allowance, provision or reserve has been explicitly accounted for in the financial statements of the Group Companies for the fiscal year ending on the 31 December 2021 ("Locked-Box-Accounts") for the matter that is the subject of the Claim;

9.7.3

any measure or action has been taken or omitted to be taken with respect to the subject matter of the Claim prior to the Closing Date at the written request, or with the approval or acquiescence, of the Buyer or its Representatives;

9.7.4	the Buyer or the Group Companies have caused or contributed to (verursacht oder mitverursacht) such claim after the Closing Date;
9.7.5	the amount is settled by a third party (including any insurance companies);
9.7.6	the Buyer or the Group Companies have already recovered any amount under this Agreement in respect of the same facts forming the basis of the Claim (no double dip); or
9.7.7	the Claim either results from or is increased by the passing of, or any change in any law, statute, ordinance, rule, regulation or administrative practice of any Authority after the Closing Date.
9.8	Recovery from Third Parties
9.8.1

Without prejudice to the provisions of Clause 9.7.5, in the event that the Buyer is entitled to recover any sum (whether by payment (Zahlung), set-off (Auf- oder Verrechnung), credit (Gutschrift), discount (Abzug), relief (Erlass) or otherwise, including by way of payment in kind (Sachleistung)) from any third party (including any insurance companies) in respect of any matter for which a Claim could be made against any of the Sellers, the Buyer will use its reasonable endeavours to recover such sum before making the Claim (and will keep the Sellers fully and promptly informed of the conduct of such recovery), and any sum so recovered will reduce the amount of the Claim.

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9.8.2	The rights and obligations set out in Clause 9.8.1 continue to apply if the Sellers pay to the Buyer an amount in respect of any Claim.
9.8.3

If the Sellers pay to the Buyer an amount in respect of any Claim, and the Buyer or the Group Companies subsequently recovers (whether by payment (Zahlung), set-off (Auf- oder Verrechnung), credit (Gutschrift), discount (Abzug), relief (Erlass) or otherwise, including by way of payment in kind (Sachleistung)) from a third party (including any Authority) an amount which is attributable to the matter giving rise to such Claim, then:

(a)

if the amount paid by the Sellers in respect of such Claim is more than or equal to the Sum Recovered (as such term is defined in Clause 9.8.4), the Buyer will (or, where appropriate, will procure that the Group Companies will) immediately pay to the Sellers the Sum Recovered; and

(b)	if the amount paid by the Sellers in respect of such Claim is less than the Sum Recovered, the Buyer will immediately pay to the Sellers, an amount equal to the amount paid by the Sellers,

so as to leave the Buyer, taking into account the amounts received from the third party and from the Sellers and those payable to the Sellers under this Clause 9.8.3, in no better or worse position than it would have been in (subject always to the provisions of Clause 8 and the other provisions of this Clause 9) had the Claim not arisen.

9.8.4

For the purposes of this Clause 9.8, the expression "Sum Recovered" means an amount equal to the amount actually recovered or forgiven (verzichtet), forfeited (verwirkt) or otherwise not recovered, as the case may be, from the third party (and for this purpose, in addition to any cash payment, any payment in kind (Sachleistung) or set-off (Auf- oder Verrechnung), credit (Gutschrift), discount (Abzug), relief (Erlass) or similar benefit obtained constitute an amount recovered or forgiven (verzichtet), forfeited (verwirkt) or otherwise not recovered, as the case may be) plus any interest in respect of the amount recovered or forgiven (verzichtet), forfeited (verwirkt) or otherwise not recovered, as the case may be, from the third party, less all reasonable costs and expenses incurred by the Buyer or (as the case may be) the Group Companies in recovering the amount from the third party.

9.9	Third-Party Claims

The Sellers will be afforded reasonable opportunity of resisting in the name of Buyer or the Group Companies (i) any claim made against, or request or demand made to, the Buyer or the Group Companies by any third party (including arbitrator, or any

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Authority), and (ii) any investigation by any third party (including arbitrator or any Authority) in each case of (i) and (ii) which could give rise to a Sellers' Warranty Breach ("Third-Party Claim") and the Sellers will be allowed to have the conduct of any negotiations, proceedings or appeals relating to any Third-Party Claim and to use professional advisors nominated by the Sellers. Accordingly, if Buyer becomes aware of any Third-Party Claim after Closing the Buyer will, and will procure that the Group Companies will - in each case reasonable costs will be borne by the Sellers-:

9.9.1

within fifteen (15) Business Days of becoming so aware give notice of such Third-Party Claim to the Sellers and consult with the Sellers in respect of such Third-Party Claim; such notice shall be made in writing and contain factual information in reasonable detail describing the object of the Third-Party Claim and will include copies of any notice or other documents received from the third party in respect of any such Third-Party Claim;

9.9.2

if so requested by the Sellers, take all reasonable steps or proceedings as the Sellers may consider necessary in order to mitigate, avoid, resist, appeal, dispute, contest, remedy, compromise or defend such Third-Party Claim and any adjudication in respect of such Third-Party Claim or enforce against any person (other than the Sellers) the rights of the Group Companies and the Buyer in relation to the matter of subject of the Third-Party Claim;

9.9.3

at normal business hours and without interfering with the business operations allow the Sellers and its Representatives access to and to inspect, take and retain copies of, all necessary books, correspondence and records of the Group Companies;

9.9.4	cooperate with and provide assistance to enable the Sellers to mitigate, avoid, resist, appeal, dispute, contest, remedy, compromise or defend any Third- Party Claim; and
9.9.5	except with the Sellers' prior written consent, not admit liability in respect of or compromise, or settle any such Third-Party Claims.
9.10	Liability for Third-Party Claims

The Sellers are not liable for any Claim arising from or in connection with a Third-Party Claim unless Buyer and the Group Companies have complied with the provisions of this Clause 9.9 in respect of such Third-Party Claim. The costs and expenses incurred by the Buyer and the Group Companies in defending such Third-Party Claim constitute losses of the Buyer which will be compensated by the Sellers subject to Clauses 8 and 9 if and to the extent the Third-Party Claim results in a Warranty Breach. The costs and expenses incurred by the Sellers in connection with any defence against a Third-Party Claim will be borne by the Sellers to the extent that the Third-Party

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Claim relates to a Warranty Breach and by the Buyer to the extent that no Warranty Breach was involved.

9.11	Joint Liability of Sellers
9.11.1

Each Seller shall only be obliged and liable for the transfer of the Shares held by such Seller, but – for the avoidance of doubt – under no circumstances for the transfer of any Shares ascribed to any other Seller.

9.11.2

With regard to the Sellers' Warranties referring to individual Sellers or the Shares, each such Sellers' Warranty is given by each of the Sellers only with respect to itself and the Shares sold by such Seller and a Seller is not liable for any Warranty Breach relating to another Seller or the Shares sold by another Seller.

9.11.3

Where a claim is based on a breach of an obligation or covenant for which only one Seller is responsible, in particular breaches of the obligations set out in Clause 4 or Clause 7.1, such claim may only be asserted against the Seller who is in breach with such obligation.

9.11.4	For all other claims under or in connection with this Agreement the liability of the Sellers is joint and several (gesamtschuldnerisch).
10.	TAXES

Unless expressly set out otherwise in this Agreement, any matters relating to Taxes, any liability, warranty, indemnification or other claim in connection with or arising from Taxes are covered exclusively by the provisions set out in Exhibit 10.

11.	DISCLAIMERS
11.1	Buyer acknowledges and agrees that:
11.1.1

the Sellers make no warranty in relation to (i) any forecasts, estimates, projections, statements of intent or statements of opinion (including the reasonableness of the assumptions underlying the same) contained in the Due Diligence Information or otherwise provided to the Buyer or its Representatives or (ii) any other information or document in relation to the Group Companies or their business which were made available to Buyer or its Representatives, unless expressly set forth otherwise in this Agreement;

11.1.2

no supervisory board member, director, officer, manager or any employee, agent, consultant, or advisor of any member of the Group Companies (except for the Sellers themselves) are or were at any time authorised to act on behalf of or as agent for the Sellers in the performance of their duties as

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Sellers under or in connection with this Agreement (Erfüllungsgehilfe) and that the principles regarding the attribution of knowledge to a corporate entity (Grundsätze der Wissenszurechnung) are excluded with regard to the Sellers to the extent legally permissible.

11.2

Unless and except to the extent the Buyer has an enforceable right to claim damages or indemnification from the Sellers under or in connection with the terms of this Agreement, the Buyer waives and procures that the Group Companies waive all claims they have or may have (other than for wilful behaviour (Vorsatz)) as at the Closing Date against any Representative of the Sellers and their Affiliates (except for the Group Companies) regarding their respective position as supervisory board members, managers, officers, directors or employees of the Group Companies. This Clause 11.2 is entered into for the benefit of such Representatives in addition to the Sellers and is directly enforceable against the Buyer by each of them as an agreement for the benefit of a third party (echter Vertrag zu Gunsten Dritter).

12.	CONDUCT OF BUSINESS
12.1

Until the Closing Date, the Sellers shall procure and exercise their shareholder rights to the effect that the Group Companies carry on the Business in the ordinary course and substantially consistent with past practice, unless expressly provided otherwise in this Agreement and except for matters or acts which are done or omitted to be done at the request, or with the approval, of the Buyer.

12.2

In particular, the Sellers shall not pass any shareholders’ resolutions of any of the Group Companies and shall otherwise procure that the Group Companies will not take any of the following acts or measures unless expressly provided otherwise in this Agreement and except for matters or acts which are done or omitted to be done at the request, or with Buyer’s prior written consent:

12.2.1	purchase any real property, in part or in whole or purchase any similar rights;
12.2.2	purchase or sell interests or shares in other companies or set up new companies;
12.2.3	sell the business operation (Geschäftsbetrieb) of the Group Companies in whole or material parts thereof;
12.2.4	commence business in new areas outside the Business;
12.2.5	make material changes to the payment targets or conditions of suppliers;
12.2.6	any modification of or amendment to the articles of association or partnership agreements;

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12.2.7

any merger, demerger or other corporate reorganization under the German Transformation Act (Umwandlungsgesetz) or comparable transactions or arrangements under the laws of other jurisdictions as well as any material personal reorganisation;

12.2.8	entering into dissolution or winding-up proceedings;
12.2.9	any issuance of any shares or other securities or granting of any option or other right to acquire such securities (other than to any other Group Company after prior notification of the Buyer);
12.2.10

the entering by the Group Companies into any profit-and-loss-pooling agreement, domination agreement or other enterprise agreements within the meaning of Sections 291 et seq. AktG or comparable profit sharing or pooling agreements or arrangements;

12.2.11	dissolution of any of the Group Companies or any other measure requiring a voting majority of 75 per cent or more of the share capital / interests of any of the Group Companies;
12.2.12	forming of or acquiring any participation or interests in other companies, including joint ventures and minority interests;
12.2.13	entering into any agreement or arrangement with Sellers’ Affiliates, its managing directors, officers, employees or any Related Persons of Sellers and/or CB;
12.2.14	dispose, transfer or encumber any of the Sold Shares or any shares/interests of any of the Group Companies;
12.2.15

dispose of, lease, encumber or acquire, any assets exceeding a value of EUR 250,000 (in words: two hundred fifty thousand Euro) in the individual case or a value of EUR 500,000 (in words: five hundred thousand Euro) in the aggregate;

12.2.16

making any material capital expenditure in excess of EUR 250,000 (in words: two hundred fifty thousand Euro) in the individual case or a value of EUR 500,000 (in words: five hundred thousand Euro) in the aggregate;

12.2.17

incurring of any indebtedness for borrowed money other than under the external financing agreements already existing as of the Signing Date, issuing or selling any debt security or prepaying any debt by the Group Companies other than as permitted by this Agreement;

12.2.18	any advance or extension of any loan to any third party by any Group Company;

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12.2.19

subjecting any sort or form of assets (including but not limited to fixed assets as well as any Intellectual Property) of any the Group Companies to any sort of encumbrances restrictions or charges of any kind, except for those arising by operation of law or in the ordinary course of business when dealing e.g. with suppliers of certain materials to the Group Companies;

12.2.20

granting by any Group Company of any general increase in wages, salaries, bonus or other remuneration including pensions of any managing directors or employees of the Group Companies to the extent not provided for by law, or contractually or otherwise committed as of the Signing Date by any member of the Group Companies.

12.3

The Sellers shall without undue delay following the execution of this Agreement use their shareholder rights in the Company, to the extent legally possible and permissible under applicable law (including in particular pursuant to applicable merger control law), with a view to having (i) the managing directors of the Company and (ii) the managing directors of the Company have the respective managements of the other Group Companies, agree to conduct the respective Group Companies’ business in the period commencing on (and including) the Signing Date and ending upon the Closing in the ordinary course of business and in accordance with past practice.

12.4	The Sellers’ covenants under Sections 12.1 and 12.2 shall be collectively referred to as the "Sellers’ Covenants".
12.5	In case of a breach of the Seller’s Covenants, the Sellers or the relevant Seller, as the case may be, shall indemnify the Buyer for any damages or losses incurred on a Euro-for-Euro basis.
13.	COVENANTS AND INDEMNITY
13.1

Sellers shall procure that Company uses reasonable efforts to repay Company's existing external debt ("Bank Loans") with existing funds or funds converted from working capital prior to Closing. Sellers shall notify the Buyer five (5) Business Days before the Scheduled Closing Date on the status of the Bank Loans.

13.2

If and to the extent, Sellers are held liable after the Closing Date under the personal securities provided by them to Sparkasse Bielefeld as of 19 February 2021 in the context of the Bank Loans, Buyer shall indemnify the Sellers for any claim of Sparkasse Bielefeld under or in connection with the Bank Loans.

13.3

Sellers hereby undertake that any transaction fees or costs paid to advisors by any of the Group Companies including M&A, legal and financial advisors (including but not limited to CMS and VVP (Mr Hoelter)) will be repaid to the respective Group Company by the Sellers immediately before Closing at the latest.

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14.	GUARANTEE

Seller 2 and CB are jointly and severally liable (Gesamtschuldner) for all payment and indemnification obligations of Seller 2 under this Agreement.

15.	COOPERATION
15.1

Each Party will cooperate, at its own cost and expense, with the other on the reasonable request of the other to give full effect to this Agreement, in particular to execute such documents and take such further actions as may be reasonably requested by the other Party to carry out the provisions of this Agreement and the transactions contemplated in this Agreement, and unless expressly provided otherwise in this Agreement to obtain in a timely manner all necessary waivers, consents and approvals to effect all necessary registrations and filings.

15.2

For a period of ten (10) years following the Closing but at least until the final and binding decision of the next Tax Authorities' audit of the Sellers and the Affiliates of the Sellers, the Buyer will, on reasonable notice, procure that the Sellers and the Sellers' agents and advisors are given access during normal business hours to the books and records of the Group Companies insofar as such books and records relate to the period ending at Closing, and are permitted to take copies of them, for the purpose of the Sellers' compliance with the requirements of any Authority. The Buyer will procure that during such period, such books and records remain intact and are not lost, destroyed, corrupted or otherwise made unfit for use in whole or in part.

15.3

The Buyer will provide the Sellers on their reasonable request with such information and documents which the Sellers may reasonably require for the preparation of the financial statements of the Sellers or any Affiliates of the Sellers.

16.	PAYMENTS; NO SET-OFF OR RETENTION; DEFAULT INTEREST
16.1

All payments under this Agreement are to be made in EUR and in full when due (fällig) without any set-off or counterclaim in immediately available funds and free from any deduction or withholding except:

16.1.1	as stated otherwise in this Agreement;
16.1.2

as may be required by any applicable requirement of law or of any person who has regulatory authority which has the force of law ("Regulatory Requirements") (in which event such deduction or withholding must not exceed the minimum amount required by such Regulatory Requirements and the payer will simultaneously pay to the payee whatever additional amount is required so that the net amount received is equal to what would

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have been received if no such deduction or withholding had been required); or

16.1.3	to the extent any such right to set-off, counterclaim, deduct or withhold is not disputed by the other Party or has been finally determined by a competent court as due and payable.
16.2

The following defences and remedies of the Buyer are excluded in relation to any claim of the Sellers under or in connection with this Agreement except if the defences and remedies of the Buyer are made with regard to a claim of the Buyer which is not disputed by the Sellers or has been finally determined by a competent court as due and payable:

16.2.1	the defence that the Sellers did not perform their obligations under this Agreement (§ 320 of the Civil Code); and
16.2.2	any assertion of a right of retention (§ 273 of the Civil Code)
16.3	Default Interest

If a Party fails to pay any sum payable under this Agreement on the due date for payment, it is in default (Verzug) of such payment obligation from the due date, without any further notice of the other Party being required. Interest accrues on the unpaid amount at the rate calculated in accordance with § 288 (2) of the Civil Code for the period from and including the due date up to, but not including, the date payment is received by the other Party (after as well as before a court decision) (the "Default Interest"). Default Interest will accrue from day to day on the basis of the actual number of days elapsed and a 360-day (three hundred and sixty day) year and is payable on the final day of each calendar month in arrears, but in any event on the date of payment of the sum which the respective Party is in default with.

17.	COSTS AND EXPENSES
17.1	Unless expressly provided otherwise in this Agreement, each Party pays its own costs and expenses in relation to the negotiation, preparation, execution and performance of this Agreement.
17.2

Any stamp duties and transfer Taxes (in particular real estate transfer Taxes) which are caused by or in connection with the signing of this Agreement and/or the completion of the Transaction shall be borne by the Buyer. To the extent any such duties or Taxes have been borne by the Sellers, the Buyer shall indemnify the Sellers accordingly.

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17.3

The Buyer pays all fees, duties and levies resulting from the notarization of this Agreement (including any reference deeds or amendment agreements), the application to or any other filings with the commercial register.

18.	CONFIDENTIALITY, ANNOUNCEMENTS
18.1	Each Party keeps confidential and procures that any of its Affiliates keeps confidential:
18.1.1	the negotiations relating to and concerning this Agreement;
18.1.2	the subject matter and terms and conditions of this Agreement;
18.1.3	in the case of the Sellers, all confidential information of the Buyer and its Affiliates made available to the Sellers by the Buyer in the course of the negotiations preceding the Signing Date; and
18.1.4

in the case of the Buyer, all confidential information of the Sellers and their Affiliates and the Group Companies made available to the Buyer by the Sellers, their Affiliates or Representatives in the course of the negotiations preceding the Signing Date, provided that nothing in this Clause 18.1.4 requires the Buyer to keep any information relating to the Companies confidential once Closing has occurred.

18.2	Either Party may disclose any information that it is required to keep confidential under this Clause 18:
18.2.1

to the extent that the disclosing Party procures that any person to whom the information is disclosed pursuant to ((a) to (c)) keeps such information confidential and accedes to the provisions of this Clause 18.2.1 as if it were a party to this Agreement

(a)

to such employees, professional advisors, consultants, or officers of the respective Party and its Affiliates (including its shareholders) as is reasonably necessary to advise on this Agreement, or to facilitate the transactions provided for in this Agreement;

(b)	to such credit institutions and financing sources dealing with the financing of the transaction contemplated under this Agreement or a subsequent refinancing;
(c)	in the course of other M&A transactions of the Parties or their Affiliates;
18.2.2	with the other Party's prior written consent; or
18.2.3	to the extent that the disclosure is required:
(a)	by Regulatory Requirements (including IFRS);

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(b)	by an Authority;
(c)	to make any filing with, or obtain any authorisation from, an Authority in connection with the transactions contemplated by this Agreement; or
(d)	to protect the disclosing Party's interest in any legal proceedings;

but will use reasonable endeavours to consult the other Party and to take into account any reasonable requests it may have received in relation to the disclosure before making it.

18.3

As far as the transactions contemplated by this Agreement are concerned, each Party must supply the other with any information about itself, any Affiliate of such Party, its business or this Agreement as the other may reasonably require for the purposes of satisfying any Regulatory Requirements or requirements of any securities exchange to which the requiring Party is subject.

18.4	No Party is entitled to make any press release or other public announcement in connection with this Agreement except:
18.4.1	an announcement in a form agreed by the Buyer and the Sellers; and
18.4.2

any announcement required by any applicable Regulatory Requirements (provided that, unless such consultation is prohibited by Regulatory Requirements, it is made only after consultation with the Buyer or the Sellers, as the case may be).

18.5

The provisions of the confidentiality agreement entered into between the Parties dated 22 December 2021 ("Confidentiality Agreement") are hereby terminated subject to the occurrence of the Closing, provided that such termination is without prejudice to any claims of either Party which have arisen under the Confidentiality Agreement prior to the date hereof.

18.6	The provisions of this Clause 18 will continue to have effect for the period of five (5) years from the Effective Date.
19.	NOTICES AND COMMUNICATIONS
19.1

Any notice to be given under this Agreement must be in writing in the meaning of § 126 b of the Civil Code (Textform) and either be delivered by hand or by e-mail. Delivery by courier is regarded as delivery by hand.

19.2

Notices must be sent to the address of the relevant Party referred to in this Agreement or the e-mail address set out below or to such other address or the e-mail address as may previously have been notified to the sending Party in accordance with this Clause 19. Each communication must be marked for the attention of such person as is

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set out below or has previously been notified to the sending Party in accordance with this Clause 19 (the "Relevant Person").

If to Seller 1, to:

[***]
[***]
E-mail:	thomas.barkey@barkey.de

If to Seller 2, to:

Address:	Seestraße 26, 93426 Roding
[***]
E-mail:	Chris.Barkey@swissfinity-group.com
Attention:	Christian Barkey

each with a copy to:

Address:	CMS Hasche Sigle Partnerschaft von Rechtsanwälten und Steuerberatern mbB, Kranhaus 1, Im Zollhafen 18, 50678 Köln, Germany
Phone:	+49 221 7716 131
Fax:	+49 221 7716 251
E-mail:	klaus.jaeger@cms-hs.com
Attention:	Klaus Jäger

If to Buyer, to:

Address:	Im Leuschnerpark 1 B, 64347 Griesheim, Germany
Phone:	001978 262 2626

E-mail:	john.obrien@azenta.com Jason.Joseph@azenta.com
Attention:	John O’Brien, Jason Joseph

with a copy to:

Address:	Taylor Wessing Partnerschaftsgesellschaft mbB Thurn-und-Taxis-Platz 6 60313 Frankfurt a.M., Germany
Phone:	+49 69 97130-0

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Fax:	+49 69 97130-100
E-mail:	m.stein@taylorwessing.com s.doom@taylorwessing.com
Attention:	Michael Stein / Stephan Doom

19.3	A communication is deemed to have been received:
19.3.1	if delivered by hand or courier companies, at the time of delivery; or
19.3.2	if delivered by e-mail, at the time of completion of the transmission to the two Relevant Persons of the respective Party by the sender.

If under this Clause 19 a notice would be deemed to have been received outside normal business hours (being 8:00 hours to 20:00 hours on a Business Day) in the time zone of the territory of the recipient then the notice will be deemed to have been received at the next opening of business hours in the place of receipt.

19.4	In proving receipt of notice, it is sufficient to show that:
19.4.1	delivery by courier was made; or
19.4.2	the e-mail was dispatched to two Relevant Persons of the respective receiving Party, unless the receiving party proves that the e-mail has not been received by both Relevant Persons.
19.5

Notwithstanding the provisions of Clauses 19.3 and 19.4, the Parties may prove receipt of a notice under this Agreement in any other way admissible. Irrespective of the foregoing, each Party is obligated to confirm and to procure that any of its representatives including the Relevant Persons confirm the notifying Party receipt of such notice without undue delay.

19.6	A Party may notify the other Parties of a change to its name, Relevant Person, address, or e-mail address for the purposes of this Clause 19 and notification is effective on:
19.6.1	the date specified in the notification as the date on which the change is to take place; or
19.6.2

if no date is specified or the date specified is less than five (5) Business Days after the date on which notice is deemed to have been received, the date falling five (5) Business Days after notice of any such change is deemed to have been received.

19.7

For the avoidance of doubt, the Parties agree that the provisions of this Clause 19 do not apply to the service of any writ, summons, order, judgment or other document relating to or in connection with any Proceedings.

19.8	The Buyer irrevocably appoints Taylor Wessing as per Clause 19.2 above as their agent to receive on their behalf in Germany service of any Proceedings arising out of

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or in connection with this Agreement (Zustellungsbevollmächtigter). Such service is deemed completed on delivery to such agent whether or not it is forwarded to and received by the Buyer. If for any reason such agent ceases to be able to act as agent or no longer has an address in Germany, the Buyer will promptly appoint a substitute acceptable to the Sellers and deliver to the Sellers the new agent's name, address and fax number.

19.9

Each Party waives the right to reject any notice on the argument that the respective sender is lacking authority due to internal or statutory limitations on representation rights to the extent that such waiver is legally permissible and each Party delegates the relevant authority to each of its Relevant Persons to give any such notice, receive any such notice and respond to such notice.

20.	LANGUAGE

This Agreement and all notices or formal communications under or in connection with this Agreement must be in English unless otherwise required by law. Documents attached and referred to in notices or formal communications under or in connection with this Agreement may also be in English or German or accompanied by a convenience translation to English or German. Notwithstanding the foregoing, upon commencement of any litigation procedure between the Parties under or in connection with this Agreement, the language for notices or formal communications under or in connection with this Agreement is German.

21.	NO ASSIGNMENT

No Party may assign, transfer, charge or deal in any way with the benefit of, or any of its rights under or interest in this Agreement without the prior written consent of each of the other Parties.

22.	AMENDMENT OR VARIATION

Any amendment or variation of this Agreement must be (i) in writing within the meaning of § 126 b of the Civil Code or (ii) notarised if so required under German law. This applies equally to any amendment or variation of the terms set out in the preceding sentence. In case of an amendment or variation pursuant to (i) of the first sentence of this Clause 22, the Parties are obligated to provide the original signed amendment or variation to the respective other Party.

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23.	POWER OF ATTORNEY IN FAVOUR OF BUYER AND SELLER 2
23.1

The Parties are aware that Buyer is not entitled to exercise the shareholder rights as against the Company until the shareholders' list in which the Buyer is named as the new shareholder is entered in the commercial register of the Company. The Sellers undertake not to act as shareholder of the Company in the period between the Closing Date and the inclusion of the shareholders' list submitted to the commercial register by the notary (§ 16 (1) 1 of the Limited Liability Companies Act).

23.2

With effect as of the Closing Date, the Sellers grant to the Buyer an unrestricted and irrevocable power of attorney, releasing the latter from the restrictions in accordance with § 181 of the Civil Code and in conjunction with the right to grant power of attorney to third parties, to represent each Seller when exercising all and any rights and powers to which the respective Seller is entitled as shareholder of the Company, in particular to adopt shareholders' resolutions including any mutually agreed amendment to the articles of association (Gesellschaftsvertrag) of the Company. The power of attorney lapses on entry of the updated shareholders' list in which the Buyer is named as shareholder of the Company in the commercial register in accordance with § 16 (1) of the Limited Liability Companies Act.

23.3

The Buyer undertakes not to pass any shareholders' resolutions based on the power of attorney given in Clause 23.2 above which may impose any liability on any of the Sellers in their capacity as shareholders of the Company, respectively, and will indemnify and keep indemnified (freistellen) the Sellers from any third-party claim.

23.4

In the context of this Agreement, Seller 1 appoints Seller 2 as its representative to act in relation to the Buyer, any Authority or any other third party, including the receipt and making of notifications or other declarations and the execution of Sellers' rights under this Agreement. This power of attorney does not apply in litigation procedures between the Parties.

24.	SEVERANCE
24.1	Nothing in this Agreement is to be read or construed as excluding any liability or remedy in respect of fraud.
24.2

Should one or more provisions of this Agreement be or become invalid or unenforceable in whole or in parts, or if there is a contractual gap, this does not affect the validity and enforceability of the remaining provisions of this Agreement. In place of the invalid or unenforceable provision, or to fill such contractual gap, such valid and enforceable provision applies which reflects as closely as possible the commercial intention of the Parties as regards the invalid, unenforceable or missing provision. The

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legal principle set out in § 139 of the Civil Code, including the reversal of the burden of proof, does not apply.

25.	ENTIRE AGREEMENT
25.1

In this Clause 25, references to this Agreement include all other written agreements and arrangements between the Parties which are expressed to be supplemental to this Agreement or which this Agreement expressly preserves or requires to be executed.

25.2

This Agreement constitutes the entire and only agreement and understanding between the Parties in relation to its subject matter. All previous drafts, agreements, understandings, undertakings, representations, warranties, promises and arrangements of any nature whatsoever between the Parties with any bearing on the subject matter of this Agreement are superseded and extinguished to the extent that they have such a bearing and each of the Parties acknowledges to the other, after due and careful consideration, that it is not entering into this Agreement in consequence of or in reliance on anything it is the purpose of this Clause 25.2 to exclude.

25.3	All schedules, exhibits and annexes form an integral part of this Agreement.
26.	NON-COMPETE, NON-SOLICITATION
26.1

Except for matters or acts which are done or omitted to be done at the request, or with the approval, of the Buyer, each of the Sellers and CB shall for a period of two years from the Closing Date refrain from:

26.1.1

engaging directly or indirectly on the territory in which the Group Companies are active on the Closing Date in the following lines of business and, each as set forth in Exhibit 26.1.1 ("Competing Business"), except that this shall not prohibit the aforesaid from pursuing any activities other than the Competing Business;

26.1.2

acquiring or holding participations in a legal entity in a Competing Business, except for equity interests that are held as a financial investment only, i.e. that do not give Sellers or CB the right, directly or indirectly, to control or exert material influence over the business of the respective legal entity; and/or

26.1.3

soliciting or attempting to solicit the service or employment of any managing directors or key employee of the Group Companies as of the Closing Date as set forth in Exhibit 26.1.3  (“Key Personnel”) for the benefit of Sellers or CB.

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27.	MISCELLANEOUS

Any obligation of a Party to indemnity and keep indemnified (freistellen) another Party under this Agreement is an obligation to do so on first demand (auf erstes Anfordern).

28.	GOVERNING LAW AND JURISDICTION
28.1

The Parties agree (without making a choice of law (keine Rechtswahlklausel) that this Agreement and its terms are governed by and construed in accordance with German law, excluding the United Nations Convention for the International Sale of Goods (CISG) and the conflict of law rules.

28.2

All disputes arising in connection with this Agreement or its validity shall be finally settled in accordance with the Arbitration Rules of the German Institution of Arbitration (Deutsche Institution für Schiedsgerichtsbarkeit e.V. – DIS) as in force at the time of the filing of the request for arbitration ("DIS Arbitration Rules") without recourse to the ordinary courts of law.

28.3

The place of arbitration is Hanover. The language of the arbitration is the German language whereby the Parties may also submit documentary evidence in the English language. The arbitral tribunal consists of three arbitrators. The third arbitrator who acts as chairman of the arbitral tribunal is to be designated by the two arbitrators designated by the Parties upon consultation of the Parties.

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Exhibit 7.1

Sellers' Warranties

1.	The Group Companies

As at the Signing Date and as at the Closing Date:

1.1	the Group Companies have been duly incorporated and are validly existing under the laws of their respective jurisdiction;
1.2

all matters which are required to be registered in the commercial register have been duly registered therein, all matters which are required to be reported to the commercial register have been duly reported, all documents to be submitted to the commercial register have been duly submitted thereto and no registrations or applications for registration in the commercial are pending; no amendments of the articles of associations, by-laws or partnership agreements of the Group Companies has been made or applied for with any competent register.

1.3

the information set out under Background paragraphs (A) and (B) concerning the Group Companies are true and accurate. All deposits on the registered or statutory share capital (Einlagen) in the Group Companies or other capital contributions on the shares of the Group Companies have been fully paid up, have not been repaid in whole or in part, and are free from subsequent payment obligations (Nachzahlungsverpflichtungen);

1.4

the Sold Shares are owned by the Sellers and are free from encumbrances the Company is the (indirect) owner of all of the shares and interests in the Group Companies. The Company does not own or have any interest of any nature in any shares, interests, bonds or other securities except those mentioned in Sec. (B) of this Agreement. The Group Companies are not party to any corporate or equity joint venture. The shares and interests in the Group Companies have been duly authorized and validly issued and have not been pledged, assigned, charged or used as a security or otherwise to or by a third party and are free and clear of any other third-party rights.;

1.5

no bankruptcy, insolvency or judicial composition proceedings will have been commenced against any Group Company for their respective winding up or dissolution, nor will any insolvency administrator, liquidator or similar officer have been appointed. No such proceeding needs to be applied or has been to Sellers' Knowledge threatened by third parties. No Group Company (i) has stopped or suspended payment of its debts or (ii) is over-indebted (überschuldet), (iii) is unable to pay its debts when they become due (zahlungsunfähig) or (iv) is insolvent. No assets of any Group Company have been seized or confiscated by or on behalf of any third party nor are any foreclosure, forfeiture, execution or enforcement proceedings

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pending or threatened in writing against any Group Company or with respect to its assets.

2.	Financial Statements
2.1	The financial statements attached hereto as Annex 2.1 (financial statements) and the Locked Box Accounts at the time of the preparation:
2.1.1

were prepared with the diligence of a prudent businessperson (Sorgfalt eines ordentlichen Kaufmanns) in compliance with German GAAP (sections 242 et seq. HGB), preserving continuity in all material respects with previous financial statements and reflect the material business events for the Company as at the respective date of their preparation; and

2.1.2

give a true and fair view of the financial and profits situation of the Group Companies as at the respective reference date (vermitteln ein den tatsächlichen Verhältnissen entsprechendes Bild der Vermögens-, Ertrags- und Finanzlage).

2.2

To the Sellers’ Knowledge, the consolidated monthly management accounts (Betriebswirtschaftliche Auswertungen) of the Group Companies for the time period from 1 January 2022 until 30 April 2022 attached hereto as Annex 2.2 have been prepared in good faith and in line with previous practice and are not misleading and give in all material respects a true and fair view of the financial and profits situation of the Group Companies as at the respective reference date (vermitteln ein den tatsächlichen Verhältnissen entsprechendes Bild der Vermögens-, Ertrags- und Finanzlage). The Sellers undertake to provide the consolidated monthly management accounts (Betriebswirtschaftliche Auswertungen) of the Group Companies for the month May 2022 as soon as possible after the Signing Date but in any event prior to the Closing Date to the Buyer on an information only basis.

2.3

The statutory books of account and other records of the Group required to be kept by applicable laws are up-to-date in all material respects and have been maintained in accordance with all applicable legal requirements and contain complete and accurate records of all matters to be dealt with in such statutory books under applicable a mandatory laws. All such statutory books, books of account and other records are in the possession or under the control of the Group and can be accessed at any time by the Group.

2.4

For the avoidance of doubt, the Sellers' Warranty pursuant to this Section 2 shall not qualify or be construed or interpreted as an objective balance sheet warranty (objektive or "harte" Bilanzgarantie in the meaning of the decision of the higher regional court (Oberlandesgericht) of Frankfurt a.M. dated 7 May 2015 (file reference number: 26 U 35/12)).

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3.	Ownership of Real Estate

The Group Companies do not own real estate.

4.	Material Agreements
4.1

Annex 4.1 contains a correct and complete list of agreements of the Group Companies as far as they relate to the Group's Business, which exceed payment obligations or the right to receive payments of more than EUR 100,000.00 per calendar year including, but not limited to, material distributor, material customer and material supplier agreements ("Material Agreement"). No party to a Material Agreement has given written notice of termination or indicated in writing that it will give notice of termination, and to the Sellers' Knowledge and except as Disclosed, during the last year preceding the Signing Date, no circumstances exist which give any party to a Material Agreement the right to terminate or modify such Material Agreement. To the Sellers’ Knowledge, all Material Agreements are binding, in full force and effect, and to Sellers' Knowledge neither the relevant company of the Group Companies nor any counterparty to a Material Agreement is in a material breach of its respective obligations under any Material Agreement.

5.	Agreements with shareholders or Related Persons

Other than the agreements listed in Annex 5, no Group Company has entered into any agreement or has any legal relationship (Rechtsverhältnis) with any Seller or any of its direct or indirect shareholders, Affiliates or its Related Persons.

6.	Employees
6.1

The Group Companies have registered 76  employees as well as five (5) minor employments (Geringfügig Beschäftigte) with the social security Authorities. Annex 6.1-1 contains an anonymized, correct and complete list of all employees of the Group Companies stating for each employee function/position, date of birth, start of employment and fixed monthly gross salary and variable remuneration entitlements, bonus, incentive schemes and allowances, severe disability/special protection against dismissal. Those employees and managing directors of the Group Companies who have received in 2021 an aggregated annual salary (including bonus, incentive schemes and allowances) exceeding EUR 100,000 (the “Key Employees”) are separately marked or listed. True and accurate copies of the current template contracts of employment of the employees of the Group Companies have been disclosed to the Buyer in the Data Room. The Group Companies do not employ freelancers, except as set forth in Annex 6.1-2.

6.2	Except as Disclosed, none of the employment relationships of any Key Employee has been terminated or is otherwise being wound up.

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6.3	There are no works councils or similar employee representation bodies operating in the Group Companies.
6.4

To the Sellers’ Knowledge, all compensation and withholding obligations of the Group Companies to or in respect of the employees of the Group for a period of three (3) years prior to the Signing Date have been (a) made in accordance with applicable laws, and (b) paid by the Group Companies. To the Sellers’ Knowledge, the Group Companies have complied in the last three (3) years with all material obligations in relation to the employees (including former employees) and any relevant trade union and employee representatives, whether such obligations arise under applicable laws, collective agreements or the individual employment agreements.

7.	Pensions

No employees or board members of the Group Companies are entitled or have a pension expectancy to payment of a retirement, invalidity or surviving dependant's pension or other claims or expectancies to comparable pension provisions.

8.	Litigation

The Group Companies are not party to any legal action, suit, or arbitration with a claim exceeding EUR 20,000 (in words: Euro twenty thousand) or governmental investigation (förmliches Ermittlungsverfahren) and to the Sellers' Knowledge no such legal investigations, action, suit, or arbitration which in Sellers' judgement (acting reasonably) would have a material detrimental effect on the continuation of the Business of the Group has been threatened in writing. Sellers shall notify the Buyer in case of the initiation of any proceedings as described above.

9.	Regulatory

Barkey KG (i) has a quality management system according to ISO 13485:2016, (ii) has FDA clearance for plasmatherm and autocontrol/autoline (Prismacomfort), (iii) complies with CGMP requirements for devices in part 820 (21 CFR part 820) and (iv) has valid EC certificates in place for its Blood warmer, Fresh-Frozen-Plasma thawing devices, Fluid and infusion warmer, Warming devices for patients marketed in the European Economic Area. To Sellers' Knowledge, no critical or significant findings are pending as a result of audits and inspections, and to Sellers' Knowledge there is no indication that the permits and approvals will become invalid in the future.

10.	Intellectual Property
10.1

Annex 10.1 includes for each Group Company a correct and complete list of all patents, utility models (Gebrauchsmuster), registered designs (Geschmacksmuster), trademarks (Marken), copyrights, trade, business and domain names, software protection rights, rights in inventions and other intellectual property rights (gewerbliche Schutzrechte) and applications with respect to such rights (i) owned by

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such Group Company; or (ii) licensed by any third party to such Group Company (the "IP Rights"). To the Sellers' Knowledge, the Group Companies own or hold licences to all the IP Rights required for the Business of the Group Companies as operated by the Group Companies as at the Signing Date. To the Sellers’ Knowledge, the relevant Group Company has paid all registration fees, renewal, maintenance and other fees and filed all renewal applications necessary to validly maintain the registrations for its respective IP Rights which are registered.

10.2	To Sellers' Knowledge, no IP Right owned or licensed by any Group Company will expire or terminate solely as a result of the Transaction.
10.3

The Group Companies are the owner of the exclusive and unlimited rights to all inventions and developments of its current or former managing directors, officers, employees or freelancers which have resulted from work undertaken in favour of the Group Companies except as set forth in Annex 10.3. The respective Group Company has executed all rights according to the German Employee Inventions Act (Gesetz über Arbeitnehmererfindungen).

10.4

In particular, as of the Signing Date no current or former officer, employee, freelancer or third party who has worked for one of the Group Companies is entitled to or has to Sellers' Knowledge claimed any payment, compensation, transfer of rights or anything similar in respect of the Intellectual Property Rights and/or its respective use in the Business (including without limitation claims arising from the German Employee Inventions Act (Gesetz über Arbeitnehmererfindungen) or any similar foreign laws.

11.	Insurance
11.1

The Group Companies have maintained adequate insurance coverage as usually entered into by businesses like the business of the Group. A list of the material insurance policies of the Group Companies as at the Signing Date has been Disclosed in Annex 11.1 (“Insurance Policies”). To Sellers’ Knowledge the Insurance Policies are valid and in effect, the Group Companies have duly complied with the material requirements set forth under the Insurance Policies and none of the Insurance Policies has been terminated in writing. All premiums due with respect to the Insurance Policies have been fully paid when due.

11.2	There are no claims outstanding under any of the Insurance Policies and there are to Sellers’ Knowledge no circumstances likely to give rise to any such claims.
12.	Environment
12.1	The Group Companies are in all material respects in compliance with all applicable material environmental laws.

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12.2	To the Sellers’ Knowledge, there are no proceedings or investigations pending or threatened in writing against any Group Company relating to compliance with environmental laws.
12.3	There is no and the Group Companies have not caused any environmental damage which results or could reasonably be expected to result in environmental costs.
13.	Conduct of Business
13.1

Except for any transactions contemplated by or any facts or events disclosed in this Agreement, in the period from and including the Effective Date until and excluding the Signing Date, to the Sellers' Knowledge, the Group's Business taken as a whole as conducted on the Signing Date, has been conducted in all material respects in the ordinary course of business consistent with past practice, except with respect to any effects or measures related to the COVID-19 Pandemic, provided that any assistance and involvement of any of the Group Companies or any of their respective (managing) directors, employees, representatives, advisors and counsel in connection with the preparation of the Transaction, including Due Diligence, shall not be considered a breach of this Seller's Guarantee. "COVID-19 Pandemic" shall mean the pandemic related to the novel coronavirus, SARS-CoV-2 or Covid-19 (and all related strains and sequences), including intensification, resurgence or any evolutions or mutations thereof and/or related or associated epidemics, disease outbreaks or public health emergencies.

13.2

To the Seller's Knowledge and except for the transactions described in or contemplated under this Agreement and/or disclosed in this Agreement or in Annex 13.2, and/or as required by mandatory law, in the period from the Effective Date until the Signing Date, the Group Companies:

13.2.1

have especially not taken any of the following measures, unless foreseen in the Group's current investment plan or budget dated 18 March 2022 which has been duly disclosed to the Buyer in the Data Room under document reference ID 7.4.2:

13.2.2	any acquisition or disposal (whether by share or asset deal) of any business or any shares or interests in any corporations or partnerships with a value exceeding EUR 25,000 in the individual case;
13.2.3

any incurrence of any financial indebtedness for borrowed money, other than any (additional) financial indebtedness for borrowed money incurred under existing credit lines or other arrangements, in each case existing on the Effective Date;

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13.2.4

any material capital expenditure (Investitionsausgabe), i.e. the purchase of a fixed asset (Sache des Anlagevermögens) against consideration exceeding EUR 30,000 (net of VAT) in the individual case; or

13.2.5

any changes in the terms of employment of employees of the Group which will result in an increase of more than 5% of the average labour cost per head of the Group compared to the average labour cost per head of the Group for the financial year ending on 31 December 2021, disregarding any effects resulting from any bonus payments in connection with, or triggered by, the Transaction, and/or any severance payments.

14.	Permits, Compliance with laws
14.1

To the Sellers' Knowledge, the Group Companies hold all material permits, authorizations, certifications and licenses or public law approvals including environmental permits required to lawfully conduct the Group's Business conducted on the Signing Date in Germany, China and the United States (together the "Permits") and to the Sellers' Knowledge is in all material respects in compliance with all conditions and requirements (Auflagen) set forth in such Permits. To the Sellers' Knowledge (i) no event has occurred which allows, or after notice or lapse of time would allow, revocation, suspension, cancellation or termination, restriction or renewal of any material Permit and (ii) none of the Group Companies has received as of the Signing Date any written notice from any Authority alleging that any of the Group Companies is not in compliance with any of the Permits.

14.2

To the Sellers' Knowledge, (i) the Group Companies are in all material respects in compliance with the laws and regulations applicable (including, but not limited to anti-bribery laws, antitrust and competition laws and regulations) to the Group and the Group's Business, in particular (but not limited to) the applicable laws related to the protection of personal information, including the Regulation (EU) 2016/79 of the European Parliament and of the Council (General Data Protection Regulation) (the "Privacy Laws") in the operation of the Group's Business, (ii) no Group Company received any written complaints from third parties (including data subjects) for the breach of any Privacy Laws, (iii) none of the Group Companies were subject to a data breach which resulted in a loss or unauthorized access of personal information protected under Privacy Laws.

14.3

To Sellers's Knowledge neither the Group Companies nor any of the current or former managing directors, employees or agents of the Group Companies have, (a) been granted, promised or raised the prospect of any unlawful advantage or benefit in connection with the business activities of the Group Companies, (b) been granted, promised, or given the prospect of such an advantage or benefit or (c) been involved in any price-fixing, bid rigging or other unlawful anti-competitive activity.

Execution Version

15.	Company Products
15.1

To the Sellers' Knowledge, the Group Companies have not received any written warning letter from any Authority regarding any Company Product, stating (i) that any Company Product is dangerous or harmful in any material respect or (ii) that any material restriction, recall, market withdrawal, or post-sale warning of any product permit will be imposed.

15.2

To the Sellers' Knowledge, since 1980 no material claims for monetary damages based on defective products have been asserted or threatened against any of the Group Companies in writing (schriftlich geltend gemacht oder andgedroht) by customers, nor have, to the Sellers' Knowledge, during such time period, any preliminary investigations under criminal law been instituted by written notice to any of the Group Companies against employees, executives and/or members of corporate bodies of the Group Companies based on personal injury or damage to property caused by defective products.

15.3	"Company Product" shall mean any devices and systems for medical laboratory and environmental analysis technology manufactured by a Group Company.
16.	Information Technology
16.1

To the Sellers' Knowledge, the information and communication technologies used by the Group Companies that are material to conduct the Group's Business taken as a whole as conducted on the Signing Date, including hardware, software and networks (collectively, the "Group IT Assets") are owned by, or properly licensed, leased or supplied to, the Group Companies. To the Sellers' Knowledge, no Group Company has received written notice from a third party alleging that a Group Company is in default under any material third party contract under which any Group IT Asset is licensed, leased, supplied, maintained or supported to or for any Group Company in the period of five (5) years prior to the Effective Date.

16.2	To the Sellers' Knowledge all Group IT Assets operate and perform in all material respects as necessary for the conduct of the Group's Business taken as a whole as conducted.
16.3	To the Sellers' Knowledge the Group Companies did not suffer any material breakdowns of Group IT Assets.
17.	Finder's Fees, No transaction Costs

The Group Companies have no obligation or liabilities to pay any Transaction Bonuses/Costs.

18.	Public Subsidies

Execution Version

To the Sellers' Knowledge, Annex 18 contains a list of all subsidies and comparable public grants (Beihilfen) that any of the Group Companies has received or applied for in the period of five (5) years prior to the Effective Date (collectively, the "Public Subsidies"). None of the Group Companies has, to the Sellers' Knowledge, received any written notice by any Authority claiming (i) that any Public Subsidy granted to it will have to be repaid by any of the Group Companies in part or in full or (ii) that any of the Group Companies has breached obligations under the terms and conditions of any Public Subsidy.

19.	Tax Matters
19.1	All Taxes due and payable by the Group Companies have been timely paid.
19.2	The Group Companies have timely filed all Tax returns, reports and any other declaration required to be filed in accordance with applicable Tax laws.
19.3	All Tax records and files required to be maintained for Tax purposes under applicable Tax law are kept by the Group Companies.
19.4

No audits, investigations, reviews, court proceedings or other legal remedies concerning Taxes regarding the Group Companies are ongoing, pending or in preparation or have been announced in writing except as disclosed in Annex 19.4.

19.5	Each of the Group Companies is resident for Tax purposes in its country of incorporation and has not been resident for Tax purposes in any jurisdiction other than its country of incorporation.
19.6	None of the Group Companies maintains a permanent establishment in a Tax jurisdiction other than its country of incorporation.
19.7

None of the Group Companies has made a hidden profit distribution to the Sellers or one of their direct or indirect shareholders or ultimate beneficial owner including any relatives of such persons, unless the hidden profit distribution has been properly declared in the tax returns with the correct amount of withholding tax imposed on and discharged to the competent tax office.

20.	Bank Accounts

Annex 20 contains a list of all bank accounts of the Group Companies setting forth all authorized signatories for those bank accounts.

Execution Version

Exhibit 7.3

Buyer's Warranties

1.	The Buyer is a corporation duly organised and validly existing under the laws of the jurisdiction of its incorporation.
2.

The Buyer has the requisite power and authority and has taken all actions and obtained all consents and approvals necessary to execute this Agreement and perform its obligations under and the transactions contemplated in this Agreement.

3.

The execution of, and the performance by, the Buyer of its respective obligations under this Agreement will not result in a breach of any provision of its articles of association (Gesellschaftsvertrag) or equivalent constitutional documents.

4.

The Buyer is not involved in any pending or threatened lawsuits and no investigations or proceedings are pending or threatened against him before any court, arbitrator or Authority, and there is no order, judgement or decree of any Authority to which it is a party or by which it is bound which would challenge, prevent, alter or materially delay the transactions contemplated by this Agreement.

5.

The funds necessary to finance all obligations of the Buyer under this Agreement are unconditionally and irrevocably available to the Buyer. The Buyer has provided evidence immediately prior to signing of this Agreement in form and substance satisfactory to the Sellers, that such funds are unconditionally and irrevocably available and sufficient to finance all obligations under this Agreement. Such evidence will remain true and correct as of Closing. The Buyer undertakes not to use the funds for any other purpose than for the financing of its obligations contemplated in this Agreement.

Execution Version

Exhibit 10

Taxes

1.	Definitions
1.1

"Tax" or "Taxes" means (i) any tax within the meaning of § 3 of the German Tax Code (Abgabenordnung), including for the avoidance of doubt any ancillary charges in the meaning of § 3 (4) of the German Tax Code, or any similar or comparable levy under non-German tax law, (ii) customs and duties (Zölle), (iii) any German and non-German social security contributions (Sozialversicherungsbeiträge) as well as any other contributions or public charges (including, without limitation, imposed by any governmental or other public authority under the laws of any jurisdiction and any withholding for the account of any other person, (iv) any state aid, subsidies and investment grants (Beihilfen, Subventionen, Investitionszuschläge), and (v) any secondary liabilities for Taxes (Haftungsschuld für Steuern) imposed on the Buyer or any of the Group Companies, in each case of (i) through (v) together with any interest, fine or penalty thereto. The term Tax does not comprise deferred taxes (latente Steuern).

1.2	"Tax Authority" means any authority assessing, collecting or auditing Taxes, the Tax base or elements thereof.
1.3	"Tax Return" means any return, declaration, form, registration, notice, self-assessment or similar document relating to any Tax, including schedules or attachment thereto.
1.4	"Tax Refund" means any repayment of any Tax received in cash, by way of credit, set-off or otherwise and any claim for repayment of any Tax.
2.	Tax Indemnification
2.1	Subject to the completion of the Closing, the Sellers shall pay as joint and several debtors (Gesamtschuldner) to the Buyer, or at request of the Buyer to the respective Group Company,
2.1.1	an amount equal to any Taxes that are payable by the respective Group Company after the Effective Date and attributable to any Tax assessment period ending prior to or on the Effective Date;
2.1.2

an amount equal to any Taxes which are imposed on or payable by a Group Company, or for which a Group Company is a secondary obligor (Haftungsschuldner), in relation to a Tax period or parts thereof ending after the Effective Date if and to the extent resulting from (a) profit distributions (including hidden profit distributions, verdeckte Gewinnausschüttungen) caused or initiated until and including the Closing Date and allocable to the Sellers or one of their direct or indirect shareholders or ultimate beneficial

Execution Version

owners including any relatives of such persons, or (b) bonus payments to Armin Nowack, Christoph Venne, Olga Bukatova and to each employee of Barkey KG and Barkey Corporation as set out in Exhibit 5.2.1 or (c) in connection with the loan receivables of Barkey Holding against the Sellers and the loan receivable of Barkey KG against Seller 1 (Thomas Barkey) and CB referred to above in Section 5.2.1 as Company Loan Repayment and Barkey KG Claim against Seller 1 and Barkey KG Claim against CB; and

2.1.3

an amount equal to any Taxes which are imposed on or payable by a Group Company in relation to the taxation of capital gains arising (a) from the sale of the participation in UN Gerätebau GmbH or (b) from the indirect transfer of the participation in Barkey (Shanghai) Electronic Technology Co. Ltd., China, irrespective of whether such Taxes will arise or will be assessed in relation to a Tax period ending before, on or after the Effective Date;

in any case of Clause 2.1.1 through Clause 2.1.3 an "Indemnifiable Tax"; and any claim for an Indemnifiable Tax a "Tax Indemnification Claim.

2.2	The Sellers shall be liable for a Tax Indemnification Claim only if and to the extent that
2.2.1	the Indemnifiable Tax has not been paid, prepaid or otherwise settled before or on the Effective Date;
2.2.2

the Indemnifiable Tax for bonus payments to Armin Nowack, Christoph Venne, Olga Bukatova and to each employee of Barkey KG and Barkey Corporation as set out in Exhibit 5.2.1 exceeds an amount of EUR 20,000.00 and in such event only for the amount of the Indemnifiable Tax exceeding the amount of EUR 20,000.00;

2.2.3

the aggregate amount of all Indemnifiable Taxes exceeds the aggregate amount of liabilities and provisions for Taxes in the Locked Box Accounts (irrespective whether or not explicitly reflected as a liability or provision related to Tax) or the respective Tax has not otherwise reduced the Fixed Purchase Price;

2.2.4

the Indemnifiable Tax has not been recovered or cannot be recovered by the respective Group Company, the Buyer or any Affiliate of the Buyer from a third party or, outside of this Agreement, from the Seller or any Affiliate of Seller;

2.2.5

the Indemnifiable Tax is not caused or increased by any act, declaration, omission, or other measure initiated or executed by the Buyer (for the avoidance of doubt, except for the signing of this Agreement and/or the completion of the Transaction), any Affiliate of the Buyer or – on or after the

Execution Version

Closing Date – by the respective Group Company unless required by mandatory law or taken with the prior written consent of Sellers;

2.2.6

the Indemnifiable Tax is not caused or increased by any change in the accounting or taxation policies and/or practices of the Group Companies by the Buyer, an Affiliate of the Buyer or – on or after the Closing Date – by the respective Group Company unless required by mandatory law, upon request of a competent Tax Authority, or taken with the prior written consent of Sellers;

2.2.7	the Indemnifiable Tax is not caused or increased by the passing of or any change in any law, statute, ordinance, rule or regulation after the Effective Date;
2.2.8

the Indemnifiable Tax cannot be or could not have been avoided by offsetting taxable income against any Tax loss carried forward, Tax loss carried back or other Tax loss to the extent the relevant Tax loss originates from any Tax assessment period or portion thereof ending prior to or on the Effective Date; any actual offsetting of such Tax losses against income which is attributable to a taxable period or portion thereof ending after the Effective Date is disregarded for the purpose of determining the existence of such offsetting opportunity; and

2.2.9

the circumstances that have triggered the Indemnifiable Tax do not result within seven (7) calendar years following the Effective Date in a corresponding Tax benefit ("Tax Benefit") for the Buyer, any Affiliate of the Buyer or the respective Group Company (due to e.g. the lengthening of any amortisation or depreciation periods, higher depreciation allowances, a step-up in the Tax basis of assets (Phasenverschiebung) or other benefits). The Tax Benefit shall be calculated by applying the applicable Tax rate in the relevant year and by discounting the so calculated Tax Benefit by 2 per cent for each year between the due date of the Tax Indemnification Claim and the date at which the Tax Benefit occurs. For the avoidance of doubt this applies, in particular and without any limitation, to any Tax Benefit existing as a result of the extension of a write-down period, the assessment of higher write-downs or the assessment of higher deduction of Tax loss carry-forwards.

2.3

Any Tax Indemnification Claim to be paid by the Sellers pursuant to this Clause 2 shall be due and payable ten (10) Business Days following the Sellers' receipt of a written and detailed notification of the Buyer about the payment obligation accompanied by the underlying Tax assessment and related information, but under no circumstance earlier than three (3) Business Days before the respective Tax is due and payable towards the relevant Tax Authority. In case of an appeal or any other legal

Execution Version

action against the underlying Tax assessment, the Tax Indemnification Claim shall not become due and payable prior to a final and binding Tax assessment provided that (i) the Tax Authority has granted a preliminary relief from the payment obligation by way of a suspension (Aussetzung der Vollziehung) or deferral (Stundung) and (ii) the relevant Party required to make the payment has borne the costs caused by the relevant payment facility (in particular suspension interests) and has made the funds required for a potential provision of security available free of charge. If and to the extent that the Tax Indemnification Claim for which a payment has been made by the Sellers under this Clause 2 is subsequently determined to be lower (e.g. as a result of appeals being filed or judicial proceedings), the Buyer shall be obliged to pay to the Sellers the difference between the payment made by the Sellers and the actual Tax amount (together with any interest paid or credited by any Tax Authority on the difference). Such repayment is due and payable upon receipt (cash, set-off or otherwise) of the relevant Tax amount by the respective Group Company, the Buyer or any Affiliate of the Buyer. The Buyer shall procure that the respective Group Company will notify the Sellers in writing without undue delay about a subsequent reduction of Taxes together with all relevant underlying documents and information.

3.	Tax Refund and Overstated Tax Provisions
3.1

Buyer shall pay to Sellers an amount equal to any Tax Refund that is received by the respective Group Company, the Buyer or any Affiliate of Buyer after the Effective Date and relates to any Tax assessment period ending prior to or on the Effective Date. The Buyer shall not be obliged to reimburse the Sellers for any such Tax Refund if and to the extent such Tax Refund has been accounted for as Tax receivable in the Locked Box Accounts and increased the Fixed Purchase Price.

3.2

The sale is expected to generate a contribution profit I (“Einbringungsgewinn I”) within the meaning of Sec. 22 para. 1 clause 1 UmwStG for the Sellers ("Contribution Profit"), which is expected to result in a step-up in the form of an increase in the book values in the Tax balance sheet of Barkey KG thereby giving rise to expected Tax savings in the form of future increased Tax depreciations at the level of the Group Companies ("Tax Step-up"). In consideration of the Tax Step-up, the Buyer will pay to the Sellers an amount of EUR 2,500,000 (in words: two million five hundred thousand Euros) as a lump sum payment ("Lump sum Amount"), which shall become due and payable thirty (30) Business Days after the Sellers have provided to the Buyer written evidence of the taxation of the contribution profit I pursuant to Sec. 23 para. 2 clause 1 UmwStG. If and to the extent the Contribution Profit to be recorded in the tax accounts of Barkey KG on the basis of the written evidence pursuant to Sec. 23 para. 2 clause 1 UmwStG falls below EUR 10,000,000 (in words: ten million Euros) the Lump sum Amount will be decreased accordingly (i.e. Lump sum Amount will be reduced by the same percentage as the Contribution Profit falls short (e.g. if

Execution Version

Contribution Profit is EUR 9,000,000 the Lump sum Amount would be reduced by EUR 250,000).

3.3

Any amount payable to Sellers pursuant to this Clause 3.3 (except of payments according to Clause 3.2) shall be due and payable within ten (10) Business Days after the relevant Tax Refund has been received by the respective Group Company. If and to the extent the Tax Refund consists of a setting-off or in another manner with effect on liquidity, the receipt is assumed when the setting-off becomes effective.

3.4

Buyer shall pay to Sellers an amount equal to any liability or provision for Taxes which is shown in the Locked Box Accounts if and to the extent such liability or provision can be dissolved as overstated in accordance with the relevant generally accepted accounting principles ("Overstated Tax Provision") provided, however, that the respective liability or provision for Taxes has been deducted from the Fixed Purchase Price. Any amount payable by Buyer to Sellers pursuant to this Clause 3.4 shall be due and payable within ten (10) Business Days after the relevant liability or provision for Taxes has been or could have been dissolved in accordance with the relevant generally accepted accounting principles.

3.5	Buyer shall notify the Sellers in writing and without undue delay of the receipt of any Tax Refund and any dissolved or dissolvable Overstated Tax.
4.	Cooperation on Tax matters after the Closing Date
4.1

The Sellers and the Buyer agree to fully co-operate with each other in connection with any Tax Return, Tax assessment or a Tax audit or any other interaction with any Tax Authority or Tax court that could potentially lead to a claim or an obligation of the Seller under this Exhibit 10 ("Relevant Tax Matter").

4.2

The Buyer shall, and shall procure that the respective Group Company does, (i) cooperate with the Sellers and their advisors in connection with any Relevant Tax Matter including, without limitation, any inquiry, examination, audit, investigation, negotiation, dispute, appeal or litigation with respect to any Relevant Tax Matter; (ii) keep all books, records and information relating (wholly or partly) to Relevant Tax Matters and provide to the Sellers, upon the Sellers’ reasonable written request, such books, records and information as well as all additional information and access to and assistance by all directors and employees during normal business hours; and (iii) mitigate any Indemnifiable Taxes to the extent possible, and refrain from taking any action that may (a) give rise to, or increase, any Indemnifiable Tax, or (b) lead - to the detriment of Sellers - to a forfeiture of a Tax Refund or a Tax Benefit, in each case (a) through (b) unless with the Sellers’ prior written consent.

4.3	The Buyer shall, and shall procure that the respective Group Company does, (i) file all Tax Returns and all other Tax related written communication with the Tax Authorities

Execution Version

relating to any Relevant Tax Matters when due and in accordance with past practice and applicable laws (together, the "Tax Communication") and only subject to the Sellers’ prior written consent, which shall not be unreasonably withheld or delayed, (ii) forward all Tax Communication at least twenty (20) Business Days before the filing due date to the Seller for review and comments, and (iii) comply with all material instructions issued by the Sellers in due advance with respect to Tax Communication to the extent in line with applicable laws.

4.4	The Buyer shall procure that
4.4.1

the Sellers will be fully and timely notified of any Relevant Tax Matter; in particular, the Sellers shall be notified, without undue delay (unverzüglich), of the receipt by the respective Group Company of any Tax assessment notice and other administrative order (Verwaltungsakt) and other written requests and statements made by any Tax Authority and all other incidents relating to Relevant Tax Matters, including but not limited to Tax assessments, Tax audits, investigations, negotiations or disputes relating to Relevant Tax Matters ("Tax Proceeding"). Any such Tax notification shall only be deemed to have been made without undue delay (unverzüglich) if it is made, with respect to written communication, no later than ten (10) Business Days after the receipt of such communication by the respective Group Company and shall be reasonably detailed and, with respect to written communication, shall include copies of the relevant documents received by the respective Group Company;

4.4.2

the Sellers (and their representatives and counsel) will be granted, at the costs of the Sellers, the opportunity to participate in any Tax Proceeding from the beginning until the end (in particular, in meetings with the Tax Authorities) and the respective Group Company will comply with all lawful instructions issued by the Sellers with respect to any such Tax Proceeding (including instructions to challenge and/or litigate Tax assessment notices or other administrative orders (Verwaltungsakte));

4.4.3

the Buyer, the respective Group Company and their respective advisors shall not communicate with any Tax Authority or Tax court in the course of a Tax Proceeding about Tax matters relating to Relevant Tax Matters without the Sellers’ prior written consent, which shall not be unreasonably withheld or delayed; and

4.4.4

no Tax assessment notice relating to a Relevant Tax Matter will become legally binding, no Tax Proceeding will be settled, no Tax Return relating to a Relevant Tax Matter will be amended without the Sellers’ prior written consent, which shall not be unreasonably withheld or delayed.

Execution Version

5.	Miscellaneous
5.1

Claims of Buyer under this Exhibit 10 shall become time-barred (verjährt) six (6) months after the respective Tax assessment notice becomes formally and materially final and binding (formell und materiell bestandskräftig). Claims of the Sellers shall not become time barred before six (6) months after the Buyer has informed the Sellers about the respective claim in accordance with Clause 3.5.

5.2	The determination and calculation of any claims under this Exhibit 10 is to be made in a manner that avoids any economic double-counting effect.